As filed with the Securities and Exchange Commission on October 27, 2021	Registration No. 333-100209 Registration No. 811-09002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 32	[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Separate Account N
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(formerly Separate Account One of Northern Life Insurance Company)
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Financial, Inc.
One Orange Way, Windsor, CT 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

_______	immediately upon filing pursuant to paragraph (b) of Rule 485
_______	on _______ pursuant to paragraph (b) of Rule 485
X	60 days after filing pursuant to paragraph (a)(1)
_______	on _______ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_______	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Individual Fixed and Deferred Annuity Contracts

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA ADVANTAGE℠

A FLEXIBLE PREMIUM INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT

issued by

ReliaStar Life Insurance Company

and its

Separate Account N

This prospectus describes flexible premium individual fixed and variable annuity contracts (the "Contract" or the "Contracts") issued by ReliaStar Life Insurance Company ("ReliaStar Life," the "Company," "we," "us" and "our") through its Separate Account N (the "Separate Account"). They were issued to you, the Contract Holder, on a nonqualified basis or in connection with retirement plans qualifying for beneficial tax treatment under certain sections of the Internal Revenue Code of 1986, as emended (the "Tax Code"). Two classes of Contracts are described in this prospectus The Transfer Series class of Contracts ("Transfer Series Contracts") include individual tax deferred annuities, individual deferred retirement annuities and individual deferred annuities. The Flex Series class of Contracts ("Flex Series Contracts") include flexible premium individual tax deferred annuities, flexible premium individual retirement annuities and flexible premium individual annuities for use with deferred compensation plans established under Section 457 of the Internal Revenue Code of 1986, as amended ("Tax Code"). **The Contracts are no longer available for new sales. Existing Contracts will continue to accept additional Purchase Payments subject to the terms of each Contract.**

You should read this prospectus. It provides facts about the Contracts and their investment options, and should be kept for future reference.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission's staff and is available at Investor.gov.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Contract Prospectus Dated May 1, 2022

TABLE OF CONTENTS

GLOSSARY OF TERMS USED IN THIS PROSPECTUS

The following are some of the important terms used throughout this prospectus that have special meaning. There are other capitalized terms that are explained or defined in other parts of this prospectus.

Account Anniversary: The anniversary of the date we established your account. If your account was established on February 29th, in non-leap years, the Account Anniversary shall be March 1st.

Account Value: The value of: (1) amounts allocated to the Fixed Interest Options, including interest earnings to date; plus (3) the current dollar value of amounts allocated to the Subaccounts of Separate Account N, which includes investment performance and fees deducted from the Subaccounts.

Account Year: A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Accumulation Phase: The period of time between the date the Contract became effective and the date you start receiving Income Phase payments under the Contract. During the Accumulation Phase, you accumulate retirement benefits.

Accumulation Unit: A unit of measurement used to calculate the Account Value during the Accumulation Phase.

Accumulation Unit Value: The value of an Accumulation Unit for a Subaccount of Separate Account N. Each Subaccount of Separate Account N has its own Accumulation Unit Value, which may increase or decrease daily based on the investment performance of the applicable underlying Fund in which it invests.

Annuitant. The Annuitant is the person(s) on whose life expectancy(ies) the Income Phase payments are calculated.

Beneficiary (or Beneficiaries): The person(s) or entity(ies) entitled to receive the death benefit proceeds under the Contract.

Claim Date: The date Customer Service receives proof of death and the Beneficiary's right to receive the death benefit in Good Order.

Contract or Contracts: The flexible premium individual fixed and variable annuity contract offered as a retirement savings vehicle.

Contingent Beneficiary: The person(s) or entity(ies) designated to receive death benefit proceeds under the Contract if no Beneficiary is alive when the death benefit is due.

Contract Holder: The person (or non-natural owner) to whom we issue the Contract. Generally, you. We may also refer to the Contract Holder as the Contract Owner.

Customer Service: The location from which we service the Contracts. The mailing address and telephone number of Customer Service is P.O. Box 1559, Hartford, CT 06114-1559, 1-877-884-5050.

Fixed Account B Account Value: An amount equal to the sum of Purchase Payments allocated to Fixed Account B, increased by reallocations made to Fixed Account B and interest credited to Fixed Account B, less reallocations out of Fixed Account B, withdrawals from Fixed Account B (including amounts applied to purchase Income Phase payments, early withdrawal charges and applicable premium taxes) and deductions for the annual maintenance fee.

Fixed Interest Options: The Fixed Account A, the Fixed Account B and the Fixed Account C are Fixed Interest Options available during the Accumulation Phase.

Flex Series Contracts: A class of Contracts that include flexible premium individual tax deferred annuities, flexible premium individual retirement annuities and flexible premium individual annuities for use with deferred compensation plans established under Section 457 of the Tax Code.

Fund(s): The underlying mutual Funds in which the Subaccounts invest.

General Account: The account that contains all of our assets other than those held in Separate Account N or one of our other separate accounts.

Good Order: Generally, a request is considered to be in "Good Order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. We can only act upon written requests that are received in Good Order.

Income Phase: The period during which you receive payments from your Contract.

Investor (also "you" or "participant"): The individual who participates in the Contract through a retirement plan.

Loan Interest Rate Spread: The difference between the rate charged and the rate credited on loans under your Contract.

Net Asset Value: A Fund's current market value.

Nonqualified Contracts: Contracts that do not qualify for special treatment under the Tax Code.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Purchase Payment: Collectively, the initial Purchase Payment and any additional Purchase Payment.

Qualified Contracts: Contracts qualifying for special treatment under Tax Code Sections 401(a), 403(b), 408, 408A or 457 of the Tax Code.

Separate Account N, the Separate Account: Separate Account N, a segregated asset account established by us to fund the variable benefits provided by the Contract. Separate Account N is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and it also meets the definition of "separate account" under the federal securities laws.

Specified Contract Anniversary: Each sixth Account Anniversary.

Subaccount: Division(s) of Separate Account N that are investment options under the Contract. Each Subaccount invests in a corresponding underlying mutual Fund.

Tax Code: The Internal Revenue Code of 1986, as amended.

Transfer Series Contracts: A class of Contracts that include individual tax deferred annuities, individual deferred retirement annuities and individual deferred annuities.

ReliaStar Life, the Company, we, us and our: ReliaStar Life Insurance Company, a stock life insurance company incorporated under the insurance laws of the State of Minnesota that issues the Contract described in this prospectus.

Valuation Date: Each date on which the Accumulation Unit Value of the Subaccounts of Separate Account N and the Net Asset Value of the shares of the underlying Funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange ("NYSE") on any normal Business Day, Monday through Friday, when the NYSE is open for trading.

Variable Investment Options: The Subaccounts of Separate Account N. Each one invests in a specific mutual Fund.

Withdrawal Value: The Account Value less any outstanding loan balance and early withdrawal charge.

KEY INFORMATION

Important Information You Should Consider About the Contract

FEES AND EXPENSES	
Charges for Early Withdrawals	If the Investor withdraws money from the Contract within 11 years following a specified date, the Investor can be assessed an early withdrawal charge equal to a maximum of 8% of the amount withdrawn. The specified date referenced in the preceding sentence is the Account Year of withdrawal For example, if you make an early withdrawal from a Flex Series Contract, you could pay a surrender charge of up to $8,000 on a $100,000 investment. See "FEE TABLES – *Transaction Expenses*" and "CHARGES AND FEES – *Transaction Fees* – Early Withdrawal Charge."

Transaction Charges	In addition to the early withdrawal charge, the Investor may also be charged for other transactions:
	• For processing a partial withdrawal.
	• For transferring or reallocating Account Value among the investment options, including transfers made under the dollar cost averaging or automatic reallocation programs.
	• If you take a loan from your Account Value, you may be subject to the following charges:
	  ▷ A Loan Interest Rate Spread; and
	  ▷ A loan processing fee.
	• Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you may initiate.
	
	See "FEE TABLES – *Transaction Expenses*" and "CHARGES AND FEES – *Transaction Fees*" and "LOANS – *Things to Consider Before Initiating a Loan*."

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay *each year*, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract Expenses *(varies by Contract class)*	1.25%[1, 2]	1.40% + effect of $30 Annual Maintenance Fee[1, 2]
Fund Fees and Expenses *(annual charges)*	[X.XX]%[3]	[X.XX]%[3]

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[1]   As a percentage of average Account Value.

[2]   The base contract expenses include (1) the mortality and expense risk charge of 1.25%, which compensates us for the mortality and expense risks we assume under the Contract, including those risks associated with our promise to make lifetime Income Phase payments and the funding of the guaranteed death benefit; (2) an administrative expense charge equal to 0.15% annually of your Account Value invested in the Subaccounts; and (3) a $30 annual maintenance fee converted to an annual percentage equal to [X.XX]%. The administrative expense charge and the annual maintenance fee may be reduced or eliminated in certain circumstances. The minimum amount reflects these reductions or eliminations, while the maximum amount does not. **See "CHARGES AND FEES – *Periodic Fees and Charges*."**

[3]   These expenses, which include management fees, distribution (12b-1) and/or service fees and other expenses, do not take into account any fee waiver or expense reimbursement arrangements that may apply. These expenses are for the year ended December 31, 2021, and will vary from year to year.

FEES AND EXPENSES	
(continued from previous page)	
Ongoing Fees and Expenses (annual charges)	Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay *each year* based on current charges. This estimate assumes that you do not take withdrawals from the Contract, **which could add surrender charges that substantially increase costs.**
	<table><tr><td>**Lowest Annual Cost Estimate: $[ ]** Assumes: • Investment of $100,000; • 5% annual appreciation; • Least expensive combination of Contract classes and Fund fees and expenses; • No optional benefits; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.</td><td>**Highest Annual Cost Estimate: $[ ]** Assumes: • Investment of $100,000; • 5% annual appreciation; • Most expensive combination of Contract classes, optional benefits and Fund fees and expenses; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.</td></tr></table> See "**FEE TABLES –** *Periodic Fees and Expenses*" **and** "**CHARGES AND FEES –** *Periodic Fees and Charges.*"

RISKS	
Risk of Loss	You An Investor can lose money by investing in the Contract. See "**PRINCIPAL RISKS OF INVESTING IN THE CONTRACT.**"
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an Investor who needs ready access to cash. The Contract is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan and may expose you to early withdrawal charges or tax penalties. You should not participate in this Contract if you are looking for a short-term investment or expect to make withdrawals before you are age 59½. See "**PRINCIPAL RISKS OF INVESTING IN THE CONTRACT.**"
Risks Associated with Investment Options	An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract. Each investment option (including the Fixed Interest Options) will have its own unique risks, and you should review these investment options before making an investment decision. See "**THE INVESTMENT OPTIONS –** *The Variable Investment Options*" **and APPENDIX A.**
Insurance Company Risks	An investment in the Contract is subject to the risks related to ReliaStar Life, including that any obligations, including under the Fixed Interest Options, guarantees or benefits are subject to the claims-paying ability of ReliaStar Life. More information about ReliaStar Life, including its financial strength ratings, is available upon request, by contacting Customer Service. See "**THE CONTRACT –** *The General Account.*"

RESTRICTIONS	
Investments	• We reserve the right to limit the number of transfers between investment options, including transfers made under the dollar cost averaging and the automatic reallocation programs. • Generally, you may select no more than 18 investment options at any one time during the Accumulation Phase of your account. Each Subaccount and each Fixed Account selected counts towards this 18 investment option limit; • Some Subaccounts and Fixed Interest Options may not be available in all Contracts or in some states; • There are certain restrictions on transfers into and between the Fixed Interest Options; • The Company reserves the right to combine two or more Subaccounts, close Subaccounts or substitute a new Fund for a Fund in which a Subaccount currently invests; and • The Contract is not designed to serve as a vehicle for frequent transfers. We actively monitor Fund transfer and reallocation activity to identify violations of our Excessive Trading Policy. Electronic trading privileges will be suspended if the Company determines, in its sole discretion, that our Excessive Trading Policy has been violated. **See "THE INVESTMENT OPTIONS," "THE CONTRACT" and "CONTRACT PURCHASE AND PARTICIPATION."**
Optional Benefits	We may discontinue or restrict the availability of an optional benefit. **See "THE CONTRACT," "SYSTEMATIC WITHDRAWAL OPTIONS" and "LOANS."**
TAXES	
Tax Implications	• You should consult with a tax and/or legal adviser to determine the tax implications of an investment in, and distributions received under, the Contract; • There is no additional tax benefit to the Investor if the Contract is purchased through a tax-qualified plan or individual retirement account ("IRA"); and • Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. **See "FEDERAL TAX CONSIDERATIONS."**
CONFLICTS OF INTEREST	
Investment Professional Compensation	Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional Purchase Payments paid. This compensation is not paid directly by Contract Holders or the Separate Account. This compensation could influence your investment professional to recommend keeping the Contract. **See "OTHER TOPICS – *Contract Distribution*."**
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should exchange your Contract only if you determine, after comparing the features, fees and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract. **See "PRINCIPAL RISKS OF INVESTING IN THE CONTRACT."**

OVERVIEW OF THE CONTRACT

This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related Statement of Additional Information ("SAI"), the Contract and the summary or full prospectuses for the Funds being considered. We urge you to read the entire prospectus as it describes all material features and benefits of the Contract and your rights and limitations thereunder. Certain features and benefits may vary depending on the state in which your Contract is issued.

Purpose

The Contract described in this prospectus is a flexible premium individual fixed and variable annuity contract. It is intended to be used as a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The Contracts were issued on a nonqualified basis or in connection with retirement plans qualifying for special treatment under Tax Code Sections 403(b), 408, 408A or 457 of the Tax Code. We also issued Nonqualified Contracts for use with retirement arrangements under Tax Code Section 401. **The Contracts are no longer available for new sales. Existing Contracts will continue to accept additional Purchase Payments subject to the terms of each Contract.**

The Contract was designed for Investors who intend to accumulate funds for retirement purposes, and thus is best suited for those with a long investment horizon. The Contract should not be viewed as a highly liquid investment. In that regard, early withdrawals may be restricted by the Tax Code or your plan and may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time your money is left in the Contract. For these reasons, you should not participate in this Contract if you are looking for a short-term investment.

Phases of Contract

The Contract has two phases: An **Accumulation Phase** and an **Income Phase.**

Accumulation Phase: During the Accumulation Phase, you direct us to invest your Purchase Payments or Account Value or among the following investment options:
- Variable Investment Options; and/or
- Fixed Interest Options.

Income Phase: During the Income Phase, you start receiving annuity, or Income Phase, payments from your Contract. The Contract offers several Income Phase payment options. In general, you may:
- Receive monthly Income Phase payments for your life (assuming you are the Annuitant);
- Receive monthly Income Phase payments for your life with a ten-year fixed period certain, where payments continue to your Beneficiary for the remainder of the period if you die before the end of the period;
- Receive monthly Income Phase payments for your life and for the life of another person; or
- Select other Income Phase payments the Company may offer that are fixed or vary depending upon the performance of the Variable Investment Options you select.

The Variable Investment Options

The Variable Investment Options are Subaccounts within the Separate Account. Each Subaccount invests its assets directly in shares of a corresponding underlying Fund, and each Fund has its own distinct investment objectives, fees and expenses and investment advisers. Earnings on amounts invested in a Subaccount will vary depending upon the performance and fees of the corresponding underlying Fund. You do not invest directly in or hold shares of the Funds. **Additional information about each underlying Fund is set forth in the section of this prospectus called "APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT."**

There is no guarantee that your Account Value will increase. Depending upon the investment experience of each Fund in which a Subaccount invests, your Account Value may increase or decrease daily. You bear the investment risk for the Funds in which the Subaccounts invest; you will benefit from favorable investment experience but also bear the risk of poor investment performance.

The Fixed Interest Options

The following Fixed Interest Options may be available through the Contract:
- Fixed Account A;
- Fixed Account B; and
- Fixed Account C

For descriptions of the Fixed Interest Options that may be available through the Contract, see **APPENDIX B.**

Contract Features

Death Benefit. A Beneficiary may receive a death benefit in the event of your death during both the Accumulation Phase (described above). The availability of a death benefit during the Income Phase depends upon the Income Phase annuity payment option selected. **See "DEATH BENEFIT" and "THE INCOME PHASE –** *Death Benefit During the Income Phase***."**

Automatic Reallocation Program ("Asset Rebalancing"). Asset rebalancing allows you to reallocate your Account Value to match your current investment allocations by reallocating Account Values from the Subaccounts that have increased in value to those Subaccounts that have declined in value or increased in value at a slower rate or to Fixed Account A. Asset rebalancing also allows you to reallocate account values invested in Fixed Account A.. **See 'THE CONTRACT –** *Contract Provisions and Limitations* **– The Automatic reallocation Program."**

Dollar Cost Averaging. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. **See 'THE CONTRACT –** *Contract Provisions and Limitations* **– The Dollar Cost Averaging Program."**

Loans. If allowed by the Contract and the qualified plan for which the Contract is issued and subject to the approval by the Plan Sponsor or its delegate, you may initiate a loan during the Accumulation Phase or prior to the Annuitant's atained age 70½. The amount available for a loan is limited to your Account Value allocated to the Subaccounts and certain Fixed Interest Options. There are charges associated with loans. Loans are subject to requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third party administrator selected by your Plan Sponsor. **See "LOANS."**

Systematic Withdrawals. These allow you to receive regular payments from your Contract, while retaining the Contract in the Accumulation Phase. **See "SYSTEMATIC WITHDRAWALS."**

Withdrawals. During the Accumulation Phase, you may, subject to any applicable retirement plan or Tax Code restrictions, withdraw all or part of your Withdrawal Value. No withdrawals are permitted from Fixed Account C. Contracts issued in connection with qualified retirement plans (other than IRAs and Roth IRAs) generally require that the Plan Sponsor, or its delegate, certify that you are eligible for the distribution. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See "WITHDRAWALS."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

FEE TABLES

The following tables describe the fees and expenses that you will pay during the Accumulation Phase when buying, owning and surrendering or making withdrawals from the Contract. See "THE INCOME PHASE" for fees that may apply after you begin receiving payments under the Contract.

The first table describes the fees and expenses that you paid at the time you purchased the Contract and will pay at the time you surrender or make withdrawals from the Contract or transfer Account Value between investment options. State premium taxes may also be deducted.

Transaction Expenses

Maximum Early Withdrawal Charge[4]	
(as a percentage of amount withdrawn, if applicable)	
Applicable to Transfer Series Contracts	6.00%
Applicable to Flex Series Contracts	8.00%
Partial Withdrawal Processing Fee[5]	$25.00
Transfer Charge[6]	$25.00
Loan Processing Fee[7]	$25.00
Loan Interest Rate Spread (per annum)[8]	3.00%
Premium Tax[9]	0.00% to 4.00%

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Fund fees and expenses).

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[4] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "CHARGES AND FEES" section. Under certain situations amounts may be withdrawn free of any withdrawal charge or the withdrawal charge may be reduced or waived. See "CHARGES AND FEES."

[5] We do not currently impose a partial withdrawal processing fee, but reserves the right to charge a fee not to exceed the lesser of 2.0% of the partial withdrawal amount or $25, including partial withdrawals made under the systematic withdrawal program. See "FEES – Early Withdrawal Charge." See also "SYSTEMATIC WITHDRAWALS."

[6] We do not currently impose a charge for transfers between the Subaccounts or to or from the Fixed Interest Options. However, we reserve the right, to the extent permitted by state law, to assess a $25 charge on any transfer or to limit the number of transfers, including transfers made under the dollar cost averaging or automatic reallocation programs.

[7] This is the maximum fee we would charge. We are not currently charging this fee. See "LOANS."

[8] This is the difference between the rate charged and the rate credited on loans under your Contract. Currently the Loan Interest Rate Spread is 2.5% per annum; however, we reserve the right to apply a spread of up to 3% per annum. For example, if the current loan interest rate charged on a loan is 6.0%, the amount of interest applied to the Contract would be 3.5%; the 2.5% Loan Interest Rate Spread is retained by the Company. See "LOANS – *Things to Consider Before Initiating a Loan.*"

[9] We reserve the right to deduct a charge for premium taxes from your Account Value or from Purchase Payments to the account at any time, but not before there is a tax liability under state law. See "CHARGES AND FEES – *Premium and Other Taxes.*"

Annual Contract Expenses

Maximum Annual Maintenance Fee[10]	$30.00
Base Contract Expenses[11] *(as a percentage of average Account Value)*	1.40%

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. A complete list of the Funds available under the Contract, including their annual expenses, may be found in APPENDIX A of this prospectus.

Annual Fund Expenses

Total Annual Fund Operating Expense	**Minimum**	**Maximum**
Expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses (as of December 31, 2021).	[X.XX]%	[X.XX]%

See "CHARGES AND FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the Funds, including information about the revenue we may receive from each of the Funds or the Funds' affiliates.

Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses (assuming no loans), annual Contract expenses and annual Fund expenses.

The following examples assume that you invest $100,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the most expensive combination of annual Fund expenses and optional benefits. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Applicable to Transfer Series Contracts:

Example A: If you withdraw your entire Account Value at the end of the applicable time period:	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]
Example B: If you do not withdraw your entire Account Value or if you select an Income Phase payment option at the end of the applicable time period:	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]

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10 We currently deduct an annual maintenance fee of $30 from the Account Value, but reserve the right to waive the charge when the Account Value exceeds $25,000 and for Contracts issued as funding vehicles for Tax Code Section 403(b) plans, early withdrawal charges may be waived under certain circumstances.

11 The mortality and expense risk charge included in the base contract expenses compensates us for the mortality and expense risks we assume under the Contract. The base contract expenses also include an administration expense charge equal to 0.15% annually of your Account Value invested in the Subaccounts. **See "CHARGES AND FEES – *Periodic Fees and Charges*."**

Applicable to Flex Series Contracts:

Example A: If you withdraw your entire Account Value at the end of the applicable time period:	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]
Example B: If you do not withdraw your entire Account Value or if you select an Income Phase payment option at the end of the applicable time period:	**1 Year** [$X,XXX]	**3 Years** [$X,XXX]	**5 Years** [$X,XXX]	**10 Years** [$X,XXX]

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

There are risks associated with investing in the Contract.

- **Investment Risk** − You bear the risk of any decline in the Account Value caused by the performance of the underlying Funds held by the Subaccounts. Those Funds could decline in value very significantly, and there is a risk of loss of your entire amount invested. The risk of loss varies with each underlying Fund. The investment risks are described in the prospectuses for the underlying Funds;
- **Insurance Company Insolvency** − It is possible that we could experience financial difficulty in the future and even become insolvent, and therefore become unable to provide all of the guarantees and benefits that exceed the assets in the Separate Account that we have promised;
- **Tax Consequences** − Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in this Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are age 59½; and
- **Cyber Security and Certain Business Continuity Risks** − Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure Investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

THE COMPANY

ReliaStar Life Insurance Company ("ReliaStar Life," the "Company," "we," "us" and "our") issues the Contracts described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the Contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the contracts.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA."

We offer individual life insurance and annuities, employee benefits and retirement contracts. We are authorized to do business in the District of Columbia and in all states, except New York. Our principal executive offices are located at:

20 Washington Avenue, South
Minneapolis, MN 55401

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor, the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency. For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

SEPARATE ACCOUNT N

We established Separate Account N (the "Separate Account") on October 1, 2002, under the insurance laws of the State of Minnesota. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the Separate Account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern and the Company, the Separate Account was transferred to the Company.

Income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of ReliaStar Life's other assets. The assets of the Separate Account equal to contract liabilities may not be used to pay any liabilities of ReliaStar Life other than those arising from the Contracts. However, Separate Account assets that exceed contract liabilities are subject to any liabilities of ReliaStar Life. ReliaStar Life is obligated to pay all amounts promised to Investors under the Contracts.

Information regarding each underlying Fund, including: (1) its name; (2) its investment adviser and any subadviser; (3) current expenses; and (4) performance is available in **APPENDIX A** to this prospectus. Each Fund has issued a prospectus that contains more detailed information about the Fund. You may obtain paper or electronic copies of those prospectuses by contacting Customer Service.

THE INVESTMENT OPTIONS

The Transfer Series and Flex Series Contracts each offer Variable Investment Options and Fixed Interest Options. When we established your account(s) (and your accounts may have been established at different times), you instructed us to allocate account dollars to any of the available investment options. Changes to allocations for future Purchase Payments or the transfer of existing balances among investment options may be requested by contacting Customer Service or through such other means as may be available under our administrative procedures in effect from time to time. Allocations must be in whole percentages, and we reserve the right to limit the number of transfers between investment transfers.

Some investment options may be unavailable through certain Contracts, or plans or in some states.

We may add, withdraw or substitute investment options subject to the conditions in the Contract and in compliance with regulatory requirements.

The Variable Investment Options

These options are Subaccounts of the Separate Account. Each Subaccount invests directly in shares of a corresponding mutual Fund, and earnings on amounts invested in a Subaccount will vary depending upon the performance and fees of its underlying Fund. You do not invest directly in or hold shares of the Funds.

Certain information about the Funds available through the Subaccounts of the Separate Account appears in **APPENDIX A** to this prospectus. Please also refer to the Fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge by contacting Customer Service, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selection of Underlying Funds

The underlying Funds available through the Contracts described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying Funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying Fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, please refer to the "Revenue from the Funds" subsection of this prospectus.)** We review the Funds periodically and may, subject to certain limits or restrictions, remove a Fund or limit its availability to new investment if we determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations under the Contracts. We have included certain of the Funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Fund of Funds

Certain Funds may be structured as "Fund of Funds" or "master-feeder" Funds. These Funds may have higher fees and expenses than a Fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying Funds in which they invest. These Funds may be affiliated Funds, and the underlying Funds in which they invest may be affiliated as well. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying Fund or Funds.

Funds With Managed Volatility Strategies

As described in more detail in the Fund prospectuses, certain Funds employ a managed volatility strategy that is intended to reduce the Fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the Fund's optimal risk targets, and the Fund may not perform as expected.

Insurance-Dedicated Funds *(Mixed and Shared Funding)*.

The Funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such Funds are often referred to as "insurance-dedicated Funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a Fund, which the Subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a Fund, which the Subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the Funds or the Funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as Subaccounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds' affiliates, such as:
- Communicating with customers about their Fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including Subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in the Fund prospectuses. Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the Funds or from the Funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and charges and whether to offer a Fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

Assets allocated to affiliated Funds, meaning Funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated Funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated Funds, meaning Funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated Funds may be based either on an annual percentage of average net assets held in the Fund by the Company or a share of the Fund's management fee.

In the case of affiliated Funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, Fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated Fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated Funds provide the Company with a financial incentive to offer affiliated Funds through the Contract rather than unaffiliated Funds.

Additionally, in the case of affiliated Funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated Funds or their affiliates is based on an annual percentage of the average net assets held in that Fund by the Company. Some unaffiliated Funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated Fund families currently offered through the Contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2021, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows: **[To be updated by Amendment.]**

- Fidelity® Variable Insurance Products Funds;
- Wanger Advisors Trust Funds;
- Franklin Templeton Variable Insurance Products Trust Funds;
- PIMCO Variable Insurance Trust Funds;
- Lord Abbett Series Funds;
- Pioneer Variable Contracts Trust Funds;
- Neuberger Berman Advisers Management Trust Funds; and
- American Funds Insurance Series®.

If the revenues received from the affiliated Funds were taken into account when ranking the Funds according to the total dollar amount they paid to the Company or its affiliates in 2021, the affiliated Funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated Funds described above, affiliated and unaffiliated Funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a Fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated Funds. **See also "CONTRACT DISTRIBUTION."**

Possible Conflicts of Interest

With respect to the insurance-dedicated Funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the Contract Holder and others maintaining a voting interest in the Funds, or some other reason. Such a conflict could adversely impact the value of a Fund. For example, if a conflict of interest occurred and one of the Subaccounts withdrew its investment in a Fund, the Fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated Fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect Contract Holders and Annuitants maintaining a voting interest in the Funds, including the withdrawal of the Separate Account from participation in the Funds that are involved in the conflict.

For additional risks associated with each Fund, please see the Fund's prospectus.

Voting Rights

Each of the Subaccounts holds shares in a Fund and each is entitled to vote at regular and special meetings of that Fund. Under our current view of applicable law, we will vote the shares for each Subaccount as instructed by persons having a voting interest in the Subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

If you are a Contract Holder under the Contract, you have a fully vested interest in the Contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the Separate Account will receive periodic reports relating to the Funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any Fund in which that person invests through the Subaccounts. Additionally:
- During the Accumulation Phase, the number of votes is equal to the portion of your Account Value invested in the Fund, divided by the Net Asset Value of one share of that Fund; and
- During the Income Phase, the number of votes is equal to the portion of reserves set aside for the Contract's share of the Fund, divided by the Net Asset Value of one share of that Fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the Separate Account.

Right to Change the Separate Account

We do not guarantee that each Fund will always be available for investment through the Contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the Separate Account with respect to some or all classes of Contracts:

- Offer additional Subaccounts that will invest in new Funds or Fund classes we find appropriate for contracts we issue;
- Combine two or more Subaccounts;
- Close Subaccounts. We will provide advance notice by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting Customer Service**;**
- Substitute a new Fund for a Fund in which a Subaccount currently invests. In the case of a substitution, the new Fund may have different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A Fund no longer suits the purposes of your Contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the Fund's investment objectives or restrictions;
  - ▷ The Fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the Contract;
- Limit or eliminate any voting rights for the Separate Account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your Plan Sponsor.

We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of Contracts to which the Contract belongs.

Fixed Interest Options

For a description of the Fixed Interest Options that are available through the Contract, see **APPENDIX B.**

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which Subaccounts or Fixed Interest Options may be appropriate for your individual circumstances and your financial goals;

- **Understand the risks associated with the options you choose.** Some Subaccounts invest in Funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other Funds. For example, Funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, Funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your Account Value resulting from the performance of the Funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the Funds – including each Fund's prospectus, SAI and annual and semi-annual reports, the Fixed Interest Option appendices and the Guaranteed Accumulation Account prospectus. After you make your selections, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Availability of Options.** We may add, withdraw or substitute Funds, subject to the conditions in your Contract and in compliance with regulatory requirements. **See "INVESTMENT OPTIONS – *Right to Change the Separate Account*."** Some Subaccounts or Fixed Interest Options may not be available in all Contracts or in some states. In the case of a substitution, the new Fund may have different fees and charges, investment objectives or policies than the Fund it replaced;
- **Limits on How Many Investment Options You May Select.** Generally, you may select no more than 18 investment options at any one time during the Accumulation Phase of your account. Each Subaccount and each Fixed Account selected counts towards this 18 investment option limit; and
- **Reinvestment.** The Funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the Contracts described in this prospectus.

CHARGES AND FEES

The charges we assess and the deductions we make under the Contract are in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The charges and fees under the Contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLES**" section. Please review both this section and the "**FEE TABLES**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your Account Value may be subject to a charge. The early withdrawal charge may also be referred to as a surrender charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the Contracts. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: For Transfer Series Contracts, this charge is a percentage of the Purchase Payments withdrawn. For Flex Series Contracts, this charge is a percentage of the Account Value withdrawn. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

TRANSFER SERIES CONTRACTS	
Account Year of Withdrawal Minus Account Year of Purchase Payment	**Early Withdrawal Charge (as Percentage of Purchase Payments)**
Less than 1	6%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	5%
4 or more but less than 5	4%
5 or more but less than 6	2%
6 or more	0%

FLEX SERIES CONTRACTS	
Account Year of Withdrawals	**Early Withdrawal Charge (as Percentage of Account Value)**
1	8%
2	8%
3	8%
4	7%
5	6%
6	5%
7	4%
8	3%
9	2%
10	1%
11 or more	0%

First In, First Out. For Transfer Series Contracts, the early withdrawal charge is calculated separately for each Purchase Payment withdrawn. Solely for purposes of calculating your early withdrawal charge, withdrawals will be deemed to be taken first from amounts attributable to Purchase Payments on a first-in, first-out basis, and then from earnings.

For example, if your initial Purchase Payment was made three years ago, we will deduct an early withdrawal charge equal to 5% of the portion of that Purchase Payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first Purchase Payment that you did not withdraw and/or your subsequent Purchase Payments to your account in the order they were received.

There is no early withdrawal charge for withdrawal of earnings.

Flex Series Contracts. If a full or partial withdrawal is taken from a Flex Series Contract before the eleventh completed Account Year, an early withdrawal charge may apply. The early withdrawal charge may be determined by multiplying the Account Value subject to the charge by the applicable early withdrawal percentage noted above.

Free Withdrawals. During any 12-month period you may withdraw a portion of your Account Value without an early withdrawal charge. The 12-month period begins with your first withdrawal. For the first withdrawal, the amount available without an early withdrawal charge will be determined on the date of the requested withdrawal and will be the greater of:
- 10% of the Account Value less any outstanding loan balance; or
- For Transfer Series Contracts, the Purchase Payments remaining which are no longer subject to an early withdrawal charge; and for Flex Series Contracts, the Account Value no longer subject to an early withdrawal charge.

If the first withdrawal equals the free withdrawal amount, other withdrawals during the 12-month period will be subject to an early withdrawal charge. If the first withdrawal exceeds the free withdrawal amount, the excess, as well as any other withdrawals requested during the 12-month period, will be subject to an early withdrawal charge.

If the first withdrawal is less than the free withdrawal amount, the unused portion may be applied against three additional withdrawals requested during the 12-month period.

The unused portion of the free withdrawal amount is computed by us on the date of any withdrawal request made after the first withdrawal in the 12-month period and will be based on:

$$10\% \times [(\text{Greater of A or B}) - C] - D$$

Where:
A = Account value on the date of the first withdrawal in the 12-month period;
B = Account value on the date of the withdrawal request;
C = Outstanding loan balance on the date of the withdrawal request; and
D = Any prior withdrawals made during the same 12-month period.

Early Withdrawal Charge Waivers Under All Contracts. These waivers apply to all contracts, unless otherwise specified. Please read the following subsection regarding additional waivers available under certain Contracts.

This charge is waived for portions of a withdrawal that are:
- Used to provide Income Phase payments to you;
- Paid due to the Contract Owner's or Annuitant's death during the Accumulation Phase or, in the case of a Nonqualified Contract, the Annuitant's death during the Accumulation Phase; or
- Paid upon termination of your account by us. **See "OTHER TOPICS – Involuntary Terminations."**

Early Withdrawal Charge Waivers Under Certain Contracts. These waivers only apply to certain Contracts. You should refer to your Contract to determine which waivers apply to you.

The charge is waived for portions of a withdrawal from a 403(b) Contract that are:
- Applied to a Contract offered by another approved provider under your plan;
- Withdrawn due to separation from service from your employer; or
- Withdrawn due to a hardship as defined by the Tax Code.

We currently provide a reduced early withdrawal charge for Investors of Contracts issued as tax deferred annuities for Tax Code Section 403(b) plans to employees of certain school districts which, in our judgment, have provided cost reduction benefits to us in the distribution of its Contracts. For such Investors, the early withdrawal charge on Flex Series Contracts is reduced to 5% in each of the first five Account Yyears. The early withdrawal charge on Transfer Series Contracts is reduced to 5% in each of the first two Account Years following receipt of a Purchase Payment.

Partial Withdrawal Processing Fee

Amount. We do not currently charge a partial withdrawal processing fee, but we reserve the right to charge a fee not to exceed the lesser of 2% of the amount withdrawn or $25 including partial withdrawals under the systematic withdrawal program.

Purpose. This fee reimburses us for administrative expenses associated with processing partial withdrawals.

Transfer Charge

Amount. We do not currently charge a transfer fee. However, we reserve the right, to the extent permitted by state laws and regulations, to charge a fee of $25 per transfer for any transfer and to limit the number of transfers, including transfers made under the dollar cost averaging program and the automatic reallocation program.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Loan Processing Fee and Loan Interest Rate Spread

For a discussion of the charges that may be associated with loans, please see "**LOANS** – *Things to Consider Before Initiating a Loan*."

Fund Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Account Value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30

When/How. Each year during the Accumulation Phase, we deduct this fee from your Account Value. We deduct it on your Account Anniversary and at the time of full withdrawal.

Purpose. This fee reimburses us for our administrative expenses related to the Contracts, the Separate Account and the Subaccounts.

Waiver. We reserve the right to waive the annual maintenance fee under certain circumstances. For example, we may waive the charge if your Account Value exceeds $25,000 on the date this fee is to be deducted. However, we reserve the right to reinstate the fee on Contracts qualifying for any waiver.

Mortality and Expense Risk Charge

Maximum Amount. This charge, on an annual basis, is equal to 1.25% of the daily value of amounts invested in the Subaccounts. We may charge a different fee for different Funds (but not beyond the maximum amount).

When/How. This charge is deducted daily from the Subaccounts corresponding to the Funds you select. We do not deduct this charge from the Fixed Interest Options.

Purpose. This charge compensates us for the mortality and expense risks we assume under the Contract. Namely:
- Mortality risks are those risks associated with our promise to make lifetime Income Phase payments based on annuity rates specified in the Contract and the funding of the guaranteed death benefit and other payments we make to Contract Owners or Beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the Contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the Contract, we will bear the loss. We may use any excess to recover distribution costs relating to the Contract and as a source of profit. We expect to earn a profit from this charge.

Administrative Expense Charge

Maximum Amount. 0.15% annually of the daily value of amounts invested in the Subaccounts.

When/How. We deduct this charge daily from the Subaccounts corresponding to the Funds you select. We do not deduct this charge from the Fixed Interest Options.

Purpose. This charge helps defray our cost of providing administrative services under the Contracts and in relation to the Separate Account and Subaccounts.

Reduction or Elimination of Certain Fees

When sales of the Contract were made to individuals or a group of individuals in a manner that resulted in savings of sales or administrative expenses, we may have reduced or eliminated the early withdrawal charge, the annual maintenance fee, the mortality and expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the Contract was offered;
- The type and frequency of administrative and sales services provided;
- The use by an employer of automated techniques in submitting Purchase Payments or information related to Purchase Payments on behalf of its employees; or
- Any other circumstances which reduce distribution or administrative expenses.

The exact amount of Contract charges applicable to a particular Contract will be stated in that Contract. The reduction or elimination of any of these fees will not unfairly discriminate against any person and will be done according to our rules in effect at the time the Contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

Fund Fees and Expenses

Each Fund deducts management/investment advisory fees from the amounts allocated to the Fund. In addition, each Fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the Fund. Furthermore, certain Funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fund fees and expenses are deducted from the value of the Fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases Fund shares. Fund fees and expenses are one factor that impacts the value of a Fund's shares. **To learn more about Fund fees and expenses, the additional factors that can affect the value of a Fund's shares and other important information about the Funds, refer to the Fund prospectuses.**

Less expensive share classes of the Funds offered through this Contract may be available for investment outside of this Contract. You should evaluate the expenses associated with the Funds available through this Contract before making a decision to invest.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your Account Value or from Purchase Payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from Purchase Payments as they are received, or from the Account Value immediately before you commence Income Phase payments, as permitted or required by applicable law. Unless directed otherwise, we will deduct any premium tax charges proportionately from the Subaccounts and Fixed Interest Options in which you are invested.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the Separate Account. **See "FEDERAL TAX CONSIDERATIONS."**

THE CONTRACT

The Contracts described in this prospectus are flexible premium individual fixed and variable annuity contracts. They were issued on a nonqualified basis or in connection with retirement plans qualifying for beneficial tax treatment under certain sections of the Internal Revenue Code of 1986, as emended (the "Tax Code"). Two classes of Contracts are described in this prospectus The Transfer Series class of Contracts ("Transfer Series Contracts") include individual tax deferred annuities, individual deferred retirement annuities and individual deferred annuities. The Flex Series class of Contracts ("Flex Series Contracts") include flexible premium individual tax deferred annuities, flexible premium individual retirement annuities and flexible premium individual annuities for use with deferred compensation plans established under Section 457 of the Internal Revenue Code of 1986, as amended ("Tax Code"). **The Contracts are no longer available for new sales. Existing Contracts will continue to accept additional Purchase Payments subject to the terms of each Contract.**

The Contract is a long-term investment. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in the Contract if you are looking for a short-term investment.

When considering your investment in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408, 408A or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime Income Phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Ownership and Rights

Who Owns the Contract? The Contract Holder. Some Contracts may have been purchased by and issued directly to employers sponsoring certain plans, including 457 and 401 plans. The term "you," "Contract Holder" and "Contract Owner" apply to these employers, who have all rights under the Contracts.

Who Owns Money Accumulated Under the Contract? The Contract Holder.

Who Holds Rights Under the Contract? The Contract holder has all rights under the Contract. However, pursuant to Treasury Department regulations, the exercise of certain of these rights by participants in Tax Code Section 403(b) plans may require the consent and approval of your employer and/or Plan Sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Distributions – Eligibility – 403(b) Plans."**

What Happens if You Die? The Contract provides a death benefit in the event of your death, which is payable to the Beneficiary named under the Contract.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a Contract, the designation of an Annuitant, payee or other Beneficiary who is not also the Contract Holder or the exchange of a Contract may result in certain tax consequences to the Contract Holder that are not discussed herein. A Contract Holder contemplating any such transfer, assignment or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

A transfer of ownership or assignment of a Contract, the designation of an Annuitant, payee or other Beneficiary will only be binding on us if it is made in writing and sent to Customer Service. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the Contract Holder and the interest of the Annuitant and any Beneficiary will be subject to the rights of any assignee we have on our records.

The Account Value

During the Accumulation Phase, your Account Value at any given time equals:
- Account dollars directed to the Fixed Interest Options, including interest earnings to date; plus
- The current dollar value of amounts held in the Subaccounts, which takes into account investment performance and fees deducted from the Subaccounts.

Subaccount Accumulation Units. When a Fund is selected as an investment option, your account dollars invest in Accumulation Units of the Separate Account N Subaccount corresponding to that Fund. The Subaccount invests directly in the Fund shares. The value of your interests in a Subaccount is expressed as the number of Accumulation Units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value. The value of each Accumulation Unit in a Subaccount is called the Accumulation Unit Value ("AUV"). The AUV varies daily in relation to the underlying Fund's investment performance. The AUV also reflects deductions for Fund fees and expenses, the mortality and expense risk charge and the administrative expense charge, if any. We discuss these deductions in more detail in "**FEE TABLE**" and "**CHARGES AND FEES**."

Valuation. We determine the AUV every normal business day that the NYSE is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the Net Investment Factor of the Subaccount. The Net Investment Factor measures the investment performance of the Subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The Net Investment Factor for a Subaccount between two consecutive valuations equals the sum of 1.0000 plus the Net Investment Rate.

Net Investment Rate. The Net Investment Rate is computed according to a formula that is equivalent to the following:

- The net assets of the Fund held by the Subaccount as of the current valuation; minus
- The net assets of the Fund held by the Subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to Subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the Subaccount's units at the preceding valuation; and minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the Separate Account. **See "CHARGES AND FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration

As a hypothetical illustration, assume that your initial Purchase Payment to a Qualified Contract was $5,000 and you directed us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we received the Purchase Payment the applicable AUVs after the next close of business of the NYSE were $10 for Subaccount A and $25 for Subaccount B. Your account was credited with 300 Accumulation Units of Subaccount A and 80 Accumulation Units of Subaccount B.

Step 1: You made an initial Purchase Payment of $5,000.

Step 2:
- You directed us to invest $3,000 in Fund A. The Purchase Payment purchased 300 Accumulation Units of Subaccount A ($3,000 divided by the current $10 AUV); and
- You directed us to invest $2,000 in Fund B. The Purchase Payment purchased 80 Accumulation Units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The Separate Account then purchased shares of the applicable Funds at the then current market value (Net Asset Value or NAV).

Each Fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the Subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account

If all or a portion of your initial Purchase Payment was directed to the Subaccounts, it purchased Subaccount Accumulation Units at the AUV next computed after our acceptance of your application, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent Purchase Payments or transfers directed to the Subaccounts that we receive in Good Order by the close of business of the NYSE will purchase Subaccount Accumulation Units at the AUV computed as of the close of the NYSE on that day. The value of Subaccounts may vary day to day. Subsequent Purchase Payments and transfers received in Good Order after the close of the NYSE will purchase Accumulation Units at the AUV computed as of the close of the NYSE on the next business day.

Contract Provisions and Limitations

Account Termination

Your Contract will terminate if:
- The entire Account Value is withdrawn on or before Income Phase payments begin;
- The entire Account Value is paid in a lump sum as a death benefit before Income Phase payments begin; or
- Subject to state laws and regulations, the outstanding loan balance equals or exceeds the Account Value less any early withdrawal charges.

In addition, we reserve the right to terminate a Contract if you have not made any Purchase Payments for a period of two full years and the guaranteed monthly benefit under the life annuity with payments for ten or 20 years would be less than $20 per month when you reach age 71 or at the end of the eleventh Account Year, whichever is later.

Allocation of Purchase Payments

All Purchase Payments are allocated to your Account Value on the Valuation Date of their receipt. We will allocate your Purchase Payments among the investment options you select. Allocations must be in whole percentages, and there are limitations on the number of investment options you may select. If the most recent allocation instructions we have on file include a Subaccount that corresponds to an underlying Fund that is closed to new investment or is otherwise unavailable, additional Purchase Payments received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable Fund may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, we must receive alternative allocation instructions or the Purchase Payment will be returned. Alternative allocation instructions can be given by contacting Customer Service. **See "THE INVESTMENT OPTIONS."**

Transfers Among Investment Options

During the Accumulation Phase you may transfer amounts among the available Subaccounts and from the Subaccounts to either Fixed Account A or Fixed Account B. Amounts may be transferred from Fixed Account C to one or more Subaccounts only and requires participation in the dollar cost averaging program. Transfers from Fixed Account C to Fixed Account A or Fixed Account B are not allowed. Transfers from Fixed Account A, Fixed Account B or the Subaccounts to Fixed Account C are not allowed. **See APPENDIX B**.

We do not currently charge a transfer fee. However, we reserve the right, to the extent permitted by state laws and regulations, to charge a fee of $25 for each transfer and to limit the number of transfers.

Transfers may be requested in writing, by telephone or through such other means as may be available under our administrative procedures in effect from time to time. Transfers must be made in accordance with the terms of the Contract.

Value of Transferred Dollars. The value of amounts transferred in or out of Subaccounts will be based on the Subaccount unit values next determined after Customer Service receives your request in Good Order or if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Tax Code Restrictions

The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Dollar Cost Averaging Program

Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.

Currently, under this program you may, during the Accumulation Phase, elect one of the following transfer options:

Option One:
- You may direct us to automatically transfer a fixed dollar amount or a specified percentage from the Subaccounts or Fixed Account A to any of the other Subaccounts or to Fixed Account A or Fixed Account B, or from Fixed Account C to the Subaccounts. However, transfers from Fixed Account C to Fixed Account A or Fixed Account B are not allowed. Also, no transfers to Fixed Account C are allowed from any Subaccount or from any other fixed option.
- Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis only.

Option Two:
- You may direct us to automatically transfer the interest earned on amounts invested in Fixed Account B to any one or more of the Subaccounts.
- Only automatic transfers of 100% of interest earned are allowed. We will only transfer interest that is earned after you have elected this option. Reallocations may be made on a monthly, quarterly, semi-annual or annual basis.
- To elect transfers of this type, your Account Value must be at least $10,000 and the Fixed Account B Account Value must be at least $5,000. We reserve the right to discontinue these transfers when the Fixed Account B Account Value becomes less than $5,000.
- Transfers from Fixed Account B to the Subaccounts or to Fixed Account A are allowed, subject to certain conditions. **See APPENDIX B.**

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each Account Year. To obtain an application form or for additional information about this program, contact your sales representative or contact Customer Service.

We reserve the right to discontinue, modify or suspend the dollar cost averaging program and to charge a processing fee not to exceed $25 for each transfer made under this program.

The Automatic Reallocation Program ("Asset Rebalancing")

Asset rebalancing allows you to reallocate your Account Value to match your current investment allocations by reallocating Account Values form the Subaccounts that have increased in value to those Subaccounts that have declined in value or increased in value at a slower rate or to Fixed Account A. Asset rebalancing also allows you to reallocate Account Values invested in Fixed Account A. We automatically reallocate your Account Value on each quarterly anniversary of the date we established your account (or any other date as we allow). annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market.

There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each Account Year. You are eligible to participate in this program if your Account Value is at least $10,000. To obtain an application form or for additional information about this program, contact Customer Service. You must choose the applicable Subaccounts and the percentage of Account Value to be maintained on a quarterly basis in each Subaccount. All values in a selected Subaccount will be available for rebalancing.

Subaccount reallocations or changes outside of the automatic reallocation program may affect the program. Changes such as Fund mergers, substitutions or closures may also affect the program.

You may instruct us at any time to terminate this program by contacting Customer Service. Any value in a Subaccount that has not been reallocated will remain in that Subaccount regardless of the percentage allocation, unless you instruct us otherwise. If you wish to continue the reallocations after they have been terminated, you must complete an application and have at least $10,000 of Account Value.

We reserve the right to discontinue, modify or suspend the automatic reallocation program and, to the extent permitted by state laws and regulations, to charge a processing fee not to exceed $25 for each reallocation between the Subaccounts or to or from the unloaned Account Value of Fixed Account A. The Account Value in Fixed Account C is not eligible for participation in this program.

Transfers from the Fixed Accounts. For information on transfers from the Fixed Accounts, see **APPENDIX B and your Contract**.

The General Account

All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.

The following obligations under the Contract are funded by the General Account which supports our insurance and annuity obligations:
- Amounts allocated to Fixed Account A, Fixed Account B and Fixed Account C;
- Amounts funding fixed Income Phase Payments;
- Death benefit payments held in an interest bearing retained asset account; and
- Where the amount of the death benefit exceeds the Account Value.

Contract Modification

We may change the Contract as required by federal or state law or as otherwise permitted in the Contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a Fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners and participants.

This in turn can have an adverse effect on Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying Fund may limit or restrict Fund purchases and we will implement any limitation or restriction on transfers to an underlying Fund as directed by that underlying Fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy

We and the other members of the Voya family of companies that provide multi-Fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various Fund families that make their Funds available through our products to restrict excessive Fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor Fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if Fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same Fund (including money market Funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same Fund is referred to as a "round-trip"). This means two or more round-trips involving the same Fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same Fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-Fund transfers (for example, new Purchase Payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of Fund shares in the amount of $5,000 or less;
- Purchases and sales of Funds that affirmatively permit short-term trading in their Fund shares, and movement between such Funds and a money market Fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a Fund.

If we determine that an individual or entity has made a purchase of a Fund within 60 days of a prior round-trip involving the same Fund, we will send them a letter warning that another sale of that same Fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate Fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same Fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same Fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the Fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all Fund transfers or reallocations, not just those that involve the Fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate Fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the Fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the Fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Fund(s), the best interests of Contract Owners, participants, and Fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners and participants or, as applicable, to all Contract Owners and participants investing in the underlying Fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds

Each underlying Fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of Fund shares are subject to acceptance or rejection by the underlying Fund. We reserve the right, without prior notice, to implement Fund purchase restrictions and/or limitations on an individual or entity that the Fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the corresponding Fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a Fund or all Funds within a Fund family) will be done in accordance with the directions we receive from the Fund.

Agreements to Share Information with Fund Companies

As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the Fund companies whose Funds are offered through the Contract. Contract Owner and participant trading information is shared under these agreements as necessary for the Fund companies to monitor Fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner and participant transactions, including but not limited to information regarding Fund transfers initiated by you. In addition to information about Contract Owner and participant transactions, this information may include personal Contract Owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a Fund company may direct us to restrict a Contract Owner or participant's transactions if the Fund determines that the Contract Owner or participant has violated the Fund's excessive/frequent trading policy. This could include the Fund directing us to reject any allocations of Purchase Payments or Account Value to the Fund or all Funds within the Fund family.

THE INCOME PHASE

During the Income Phase, you stop contributing dollars to your account and start receiving payments from your accumulated Account Value.

Initiating Income Phase Payments

To start receiving Income Phase payments, you must notify us in writing of the following:
- Payment start date;
- Income Phase payment option (**see the "*Income Phase Payment Options*" table in this section**); and
- Choice of fixed, variable or a combination of both fixed and variable payments.

Your account will continue in the Accumulation Phase until you properly initiate Income Phase payments. If you have not selected an Income Phase payment option or a required minimum distribution payment method (for Qualified Contracts) before the payment start date, we will apply the Account Values from the Fixed Accounts to provide fixed Income Phase payments and the Subaccount values to provide variable Income Phase payments, both in the form of a Life Income with Payments Guaranteed for Ten Years (120 months) to be automatically effective. You may change the Income Phase payment option by contacting Customer Service in writing before the payment start date.

Generally, the first Income Phase payment must be made by April 1 of the calendar year following the calendar year in which the Contract Owner attains age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which the Contract Owner retires, whichever occurs later. **See "FEDERAL TAX CONSIDERATIONS – *Taxation of Qualified Contracts –* Lifetime Required Minimum Distributions (401(a), 401(k), 403(b), 457(b) Plans and IRAs)."**

Once an Income Phase payment option is selected, it may not be changed. **See "*Income Phase Payment Options*."**

Calculation of Income Phase Payments

Some of the factors that may affect Income Phase payments include: your age, your gender, your Account Value, the Income Phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected and whether you select variable or fixed Income Phase payments. As a general rule, more frequent Income Phase payments will result in smaller individual Income Phase payments. Likewise, Income Phase payments that are anticipated over a longer period of time will also result in smaller individual Income Phase payments.

Fixed Payments. Amounts funding fixed Income Phase payments will be held in the Company's General Account. Fixed payments do not vary with investment performance over time.

Variable Payments. Amounts funding your variable Income Phase payments will be held in the Subaccount(s) selected. The Subaccounts available for investment during the Income Phase may be different than those available for investment during the Accumulation Phase. For information about the Subaccounts available during the Income Phase, please contact Customer Service. Payment amounts will vary depending upon the performance of the Subaccounts you select. For more information about how variable Income Phase payments are determined, call Customer Service for a copy of the SAI. After Income Phase payments begin, you may transfer between Subaccounts once per year.

Assumed Net Investment Rate. If you elect variable Income Phase payments, the assumed net investment rate is 3.0%. If the investment performance of the Subaccounts you selected exceeds 3.0%, your Income Phase payments will increase. Conversely, if the investment performance of the Subaccounts you selected is less than 3.0%, your Income Phase payments will decrease.

Charges Deducted

When you select an Income Phase payment option (one of the options listed in the table below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the Subaccounts. This charge compensates us for mortality and expense risks we assume under Income Phase payment options and is applicable to all Income Phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.15% annually from amounts held in the Subaccounts. We are currently deducting this charge.

Required Minimum Payment Amounts

The Income Phase payment option you select must result in monthly payments of at least $100. We reserve the right to change the frequency of Income Phase payments to intervals that will result in payments of at least $100.

If the Account Value less any outstanding loan balance at the payment start date is less than $5,000, we reserve the right to issue a lump-sum payment and cancel the Contract. **See "THE CONTRACT – *Contract Provisions and Limitations* – Account Termination."**

Restrictions on Start Dates and the Duration of Payments

Unless otherwise agreed to by us, the start date must be the first business day of any calendar month, and the earliest start date is the first business day of the first month that is at least 60 days after issue. If you do not select a start date, or, for Qualified Contracts, if you do not select a required minimum distribution payment method, the start date will be the Annuitant's 85th birthday. The latest start date is the Annuitant's 99th birthday. If Income Phase payments start when the Annuitant is at an advanced age, such as over 95, it is possible that the Contract will not be considered an annuity for federal tax purposes. You may change the start date by contacting Customer Service in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For Qualified Contracts only, Income Phase payments may not extend beyond:
- The life of the Annuitant;
- The joint lives of the Annuitant and Beneficiary;
- A guaranteed period greater than the Annuitant's life expectancy; or
- A guaranteed period greater than the joint life expectancies of the Annuitant and Beneficiary.

See "FEDERAL TAX CONSIDERATIONS" for further discussion of rules relating to Income Phase payments.

Death Benefit During the Income Phase

The death benefits that may be available to a Beneficiary are outlined in the following "*Income Phase Payment Options*" table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days following the next Valuation date after Customer Service receives proof of death acceptable to us and a payment request in Good Order.

If continuing Income Phase payments are elected:

- The Beneficiary may not elect to receive a lump sum at a future date unless the Income Phase payment option specifically allows a withdrawal right; and
- The Beneficiary must meet the distribution rules imposed by the Tax Code. These rules recently changed for deaths occurring after January 1, 2020. Failure to meet these rules can result in tax penalties. **See "FEDERAL TAX CONSIDERATIONS –** *Taxation of Qualified Contracts* **– Required Distributions Upon Death" for the distribution rules imposed by the Tax Code.**

We will calculate the value of any death benefit at the next Valuation Date after Customer Service receives proof of death and a request for payment in Good Order. Such value will be reduced by any payments made after the date of death.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account (described in "**The Retained Asset Account**") or by check. For additional information about the payment options available to you, please refer to your claim forms or contact Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option**. See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

Partial Entry into the Income Phase

You may elect an Income Phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the Accumulation Phase. Amounts applied to Income Phase payments are treated as a withdrawal from the Contract, and we reserve the right to deduct any premium taxes not already paid under the Contract. Whether the Tax Code considers such payments taxable as Income Phase payments or as withdrawals is currently unclear; therefore, you should consult with a tax and/or legal adviser before electing this option. The same or different Income Phase payment option may be selected for the portion left invested in the Accumulation Phase.

Taxation. To avoid certain tax penalties, you or your Beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an Income Phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

Income Phase Payment Options

Subject to the conditions and requirement of state law, the following table lists the Income Phase payment options and accompanying death benefits available under the Contracts. The Tax Code and/or some Contracts may restrict the options and the terms available to you and/or your Beneficiary. **See "FEDERAL TAX CONSIDERATIONS."** We may offer additional Income Phase payment options under the Contract from time to time.

Terms used in the table:
- **Annuitant:** The person(s) on whose life expectancy(ies) the Income Phase payments are calculated; and
- **Beneficiary:** The person(s) or entity(ies) designated to receive the death benefit payable under the Contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the Annuitant lives. It is possible that only one payment will be made should the Annuitant die prior to the second payment's due date.
	Death Benefit – None: All payments end upon the Annuitant's death.

Lifetime Income Phase Payment Options	
(continued)	
Life Income with Payments Guaranteed for Ten Years[*]	**Length of Payments:** For as long as the Annuitant lives, with payments guaranteed for ten years (120 months). **Death Benefit – Payment to the Beneficiary:** If the Annuitant dies before we have made all the guaranteed payments, we will continue to pay the Beneficiary the remaining payments.
Life Income – Two Lives	**Length of Payments:** For as long as either Annuitant lives. It is possible that only one payment will be made if both Annuitants die before the second payment's due date. **Death Benefit – None:** All payments end upon the death of both Annuitants.

BENEFITS AVAILABLE UNDER THE CONTRACT

The following table summarizes information about the benefits available under the Contract:

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Death Benefit	To pay a death benefit when the Contract Holder or, in certain circumstances, when the Annuitant dies.	Standard	No additional fee.	If the Annuitant dies before the first day of the month after his or her 80th birthday, the death benefit will be the greatest of (1), (2) or (3), where: (1) Is the Account Value on the Claim Date less any outstanding loan balance; (2) Is the sum of all Purchase Payments, adjusted for any amounts deducted from your account and (3) Is the Account Value on the sixth Account anniversary immediately preceding your death, adjusted for Purchase Payments made and for amounts deducted since that anniversary. If the Annuitant dies after the first day of the month after his or her 80th birthday, the death benefit will be the Account Value less any outstanding loan balance. If the Contract Holder dies, the death benefit will equal the Account Value less any outstanding loan balance, early withdrawal charge and annual maintenance fee as of the Claim Date.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until age 95.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Dollar Cost Averaging	Allows you to purchase fixed dollar amounts of an investment at regular intervals, regardless of price.	Optional	We reserve the right to charge a processing fee not to exceed $25 for each transfer.	Transfers among the investment options are restricted. Two options are available. If you elect to participate in Option Two: • Only the interest earned on amounts invested in Fixed Account B will be transferred; • Your Account Value must be at least $10,000; an • Your Account Value in Fixed Account B must be at least $5,000. We reserve the right to: • Discontinue, modify or suspend the program; and • Limit the number of transfers made under the program.
Automatic reallocation Program ("Asset Rebalancing")	Allows you to reallocate your Account Value in the investments and percentages you identify.	Optional	We reserve the right to charge a processing fee not to exceed $25 for each transfer.	• Your Account Value must be at least $10,000 in order to participate in this program; • Subaccount reallocations or changes outside of the automatic reallocation program may affect the program; • Changes such as Fund mergers, substitutions or closures may affect the program; • We reserve the right to discontinue, modify or suspend this program; • We reserve the right to limit the number of transfers made under the program; and • The Account Value in Fixed Account C is not eligible for participation in this program.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Systematic Withdrawals	Allows you to receive regular payments from your Contract without moving into the Income Phase.	Optional	An applicable early withdrawal charge of 8.0%; and a processing fee not to exceed the lesser of 2.0% of each systematic withdrawal payment or $25.	We reserve the right to modify or discontinue offering systematic withdrawals. The amount of each systematic withdrawal must be at least $100.
Loans	Allows you to borrow against your Account Value allocated to the Subaccounts and certain Fixed Interest Options.	Optional	Applicable early withdrawal charge: 8.0%; Loan Interest Rate Spread (per annum): 3.0%; and a loan processing Fee: $25.	Amounts borrowed under a Contract do not participate in the investment performance of the Subaccounts and the interest guarantees of the Fixed Interest Options and you may lose the benefit of tax-deferred growth on earnings. Loans, therefore, can affect the Account Value and death benefit whether or not the loan is repaid.

DEATH BENEFIT

The Contract provides a death benefit in the event of your death, which is payable to the Beneficiary and/or Contingent Beneficiary(ies) named under the Contract. Unless you have instructed us otherwise, if more than one Beneficiary has been named, the payment will be paid in equal shares. If you die and no Beneficiary or Contingent Beneficiary exists, or if the Beneficiary or Contingent Beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

You may change the designated Beneficiary at any time before Income Phase payments begin by contacting Customer Service. Upon Customer Service's receipt of your written request in Good Order, we will process the change effective the date it was signed. Any change in Beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any Beneficiary change.

During the Accumulation Phase

During the Accumulation Phase, a death benefit is payment with the Contract Holder or, in certain circumstances, when the Annuitant dies. For death benefit information applicable to the Income Phase, see "**THE INCOME PHASE –** *Death Benefit During the Income Phase*."

Payment Process

The Beneficiary may choose one of the following three methods of payment:
- Receive a lump-sum payment equal to all or a portion of the Account Value;
- Apply some or all of the Account Value to any of the Income Phase payment options (in no event may payments to a Beneficiary extend beyond the Beneficiary's life expectancy or any period certain greater than the Beneficiary's life expectancy); or
- Any other distribution method acceptable to us.

The timing and manner of payment are subject to the Tax Code's distribution rules. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General."** In general, the death benefit must be applied to either an Income Phase payment option within one year of the Contract Holder's or Annuitant's death or the entire Account Value must be distributed within five years of the Contract Holder's or Annuitant's date of death. For Qualified Contracts, an exception to this provision applies if the designated Beneficiary is the surviving spouse, in which case the Beneficiary may continue the Contract as the successor Contract Holder and generally may exercise all rights under the Contract.

Requests for payment of the death benefit in a lump sum will be paid within seven calendar days following the next valuation after we receive proof of death and a request for payment in Good Order. Requests for continuing Income Phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump sum and the Contract will be canceled.

Until a death benefit request is in Good Order and a payment option is selected, account dollars will remain invested as at the time of your death and no distributions will be made.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account (described in "**The Retained Asset Account**" below) or by check. For additional information about the payment options available to you, please refer to your claim forms or contact Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our General Account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our General Account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental Contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

Death Benefit Amount

We will calculate the value of any death benefit at the next valuation after Customer Service receives proof of death and a request for payment in Good Order. Such value will be reduced by any payments made after the date of death. The amount payable will be determined as follows:
- If the Annuitant dies before the first day of the month after his or her 80th birthday, the death benefit will be the greatest of:
  - ▷ The Account Value on the Claim Date less any outstanding loan balance;

- ▷ The sum of all Purchase Payments, adjusted for any amounts deducted from your account (including withdrawals, payments made under an Income Phase payment option, loans and fees and expenses); or
- ▷ The Account Value on the sixth account anniversary immediately preceding your death (i.e., the Account Value on the latest of the 6th, 12th, 18th, etc. Account Anniversary) adjusted for Purchase Payments made and for amounts deducted (including withdrawals, payments made under an Income Phase payment option, loans and fees and expenses) since that anniversary.
- If the Annuitant dies after the first day of the month after his or her 80th birthday, the death benefit will be the Account Value less any outstanding loan balance.
- If the Contract Holder dies, the death benefit will equal the Account Value less any outstanding loan balance, early withdrawal charge and annual maintenance fee as of the Claim Date.

Tax Code Requirements

The Tax Code requires distribution of death benefit proceeds within a certain period of time and these requirements have recently changed generally for deaths after January 1, 2020. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the Beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

CONTRACT PURCHASE AND PARTICIPATION

Purchasing the Contract

This Contract is no longer available for new sales. Deposits may continue to be made to existing Contracts.

To purchase the Contract:
- The Contract Holder completed an application and made an initial Purchase Payment.
- We approved the application, issued a Contract and set up an account for the Contract Holder under the Contract.

The Contracts were not available for sale in New York. Transfer Series Contracts were not available for sale in the Commonwealth of Massachusetts. Some Funds or Fixed Accounts may be unavailable through certain Contracts and plans or in some states.

Methods of Purchase Payment

For Nonqualified Contracts, the following Purchase Payment methods were/are allowed:
- One lump sum;
- Periodic payments; or
- Transfer under Tax Code Section 1035.

For Qualified Contracts, the following Purchase Payment methods were/are allowed:
- One lump sum;
- Periodic payments; or
- Rollovers or exchanges, as permitted by the Tax Code. Currently the Contracts do not allow rollovers from a 401(a), 401(k), 403(b) plan or from an IRA into Contracts used with 457(b) plans.

Under a Transfer Series Contract, the minimum subsequent Purchase Payment may not be less than $5,000. The minimum and subsequent Purchase Payments under a Flex Series Contract may not be less than $200 annually for 403(b) Contracts and $50 per payment for all other Contracts. The minimum payment to Fixed Account C is $5,000. We reserve the right to reject any Purchase Payment to an existing account if the Purchase Payment, together with the Account Value at the next valuation date, exceeds $1,000,000. Any Purchase Payment not accepted by the Company will be refunded.

Any reduction of the minimum subsequent Purchase Payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the Purchase Payment is received. We reserve the right to change these rules from time to time.

Allocation of Purchase Payments

We will allocate your Purchase Payments among the investment options you select. Allocations must be in whole percentages and there are limits on the number of investment options you may select. **See "INVESTMENT OPTIONS."**

Tax Code Restrictions

The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Participation in the Contract

You should pay attention to the following issues, among others:
- **Long-Term Investment** – The Contracts described in this prospectus are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time Funds are left in the Contract. You should not participate in this Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** – The value of investment options available under this Contract may fluctuate with the markets and interest rates. You should not participate in this Contract in order to invest in these options if you cannot risk getting back less money than you put in; and
- **Features and Fees** – The fees for this Contract reflect costs associated with the features and benefits it provides. You should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

Other Products

We and our affiliates offer various other products with different features and terms than the Contracts described in this prospectus, which may offer some or all of the same Funds. These products have different benefits, fees and charges and may offer different share classes of the Funds offered in this Contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

WITHDRAWALS

Making a Withdrawal

Subject to any applicable retirement plan or Tax Code restrictions **(see "Withdrawal Restrictions" below)**, you may withdraw all or a portion of your withdrawal value at any time during the Accumulation Phase. No withdrawals are permitted from Fixed Account C. Contracts issued in connection with qualified retirement plans (other than IRAs and Roth IRAs) generally require that the plan sponsor, or its delegate, certify that you are eligible for the distribution.

Steps for Making a Withdrawal

You must select the Withdrawal Amount:
- Full Withdrawal: You will receive your Withdrawal Value, reduced by any applicable tax, redemption fees and annual maintenance fees; or
- Partial Withdrawals: You may request withdrawal of either:
  ▷ A gross amount, in which case the applicable early withdrawal charge, redemption fees and taxes will be deducted from the gross amounts requested; or
  ▷ A specific amount after deduction of the applicable early withdrawal charge, redemption fees and taxes.

Requests for partial withdrawals are subject to the following conditions:
- The minimum amount of any partial withdrawal must be $1,000;
- The Account Value may not fall below the greater of $1,000 or any outstanding loan balance divided by 85%;
- We may charge a processing fee of $25 or, if less, 2.0% of the amount partially surrendered;
- Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an Account Value; and
- You must properly complete a disbursement form and deliver it to Customer Service.

Calculation of Your Withdrawal

We determine your Account Value every normal business day that the NYSE is open, after the close of the NYSE. We pay withdrawal amounts based on your Account Value as of the next valuation date after Customer Service receives a request for withdrawal in Good Order.

Delivery of Payment

Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following Customer Service's receipt of your properly-completed disbursement form in Good Order. No interest will accrue on amounts represented by uncashed withdrawal checks.

Withdrawal Restrictions

Many plans may have limits on withdrawals that may be made from the plan. Some examples of these limits are listed below:
- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) Contracts prior to your death, disability, attainment of age 59½, severance from employment or financial hardship of the following:
  ▷ Salary reduction contributions made after December 31, 1988; and
  ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship. Other withdrawals may be allowed as provided for under the Tax Code or regulations;
- 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain Contracts. **See "FEDERAL TAX CONSIDERATIONS – *Taxation of Qualified Contracts* – Distributions – Eligibility – 403(b) Plans"**; and
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment or financial hardship.

The Tax Code and/or your plan may impose other limitations on withdrawals. **See "FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility."**

SYSTEMATIC WITHDRAWALS

A systematic withdrawal allows you to receive regular payments from your Contract without moving into the Income Phase. By remaining in the Accumulation Phase, you retain certain rights and investment flexibility not available during the Income Phase. Because the account remains in the Accumulation Phase, all Accumulation Phase charges continue to apply.

Systematic Withdrawal Options Available

A systematic withdrawal is a series of automatic partial withdrawals from your account based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the Account Value on a monthly, quarterly, semi-annual or annual basis. The amount of each systematic withdrawal must be at least $100.

Availability of Systematic Withdrawal Options

We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematic withdrawal options from time to time.

Electing a Systematic Withdrawal Option

To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative or Customer Service.

Terminating a Systematic Withdrawal Option

You may discontinue systematic withdrawals at any time by contacting your sales representative or Customer Service.

Charges

Systematic withdrawals are subject to early withdrawal charges. Although we currently do not impose a processing fee, we reserve the right to charge a processing fee not to exceed the lesser of 2.0% of each systematic withdrawal payment or $25.

Tax Consequences

Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59½ may also be subject to a 10% federal tax penalty. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability

If allowed by the Contracts and the qualified plan for which the Contract is issued and subject to the approval of the Plan Sponsor or its delegate, you may initiate a loan during the Accumulation Phase or prior to the Annuitant's attained age 70½. The amount available for a loan is limited to your Account Value allocated to the Subaccounts and certain Fixed Interest Options (loans are not allowed from Fixed Account C). Loans are not available from Nonqualified Contracts, IRAs, 457 Contracts. Loans are subject to requirements under the Tax Code and related loan regulations, as well as ERISA (if applicable). Further restrictions may apply due to our administrative practices or those administrative practices of a third party administrator selected by your Plan Sponsor. We reserve the right to deny a loan request if the participant has an outstanding loan in default.

If you take a loan, we will transfer an amount equal to the loan, proportionately, from each of your investments to our General Account where it will be held as collateral for the outstanding loan balance. The General Account will be credited with interest at a rate equal to the loan interest rate.

Things to Consider Before Initiating a Loan

You should consider the following before initiating a loan:
- **Potential Loss of Investment Return and Reduction in Value Under the Contract.** Amounts borrowed under a Contract do not participate in the investment performance of the Subaccounts nor in the interest guarantees of the Fixed Interest Options. Loans, therefore, can affect the Account Value and death benefit whether or not the loan is repaid;
- **Loan Interest.** Interest accrues daily and may be charged and credited on loan amounts. This interest is deposited into the participant's individual account each time a loan repayment is received. The difference between the rate charged and the rate credited on loans is called the Loan Interest Rate Spread. If applied, the Loan Interest Rate Spread is generally 2.5% per annum. For example, if the current interest rate charged on a loan is 6.0% and the Loan Interest Rate Spread is 2.5%, the amount of interest credited is 3.5%. The Loan Interest Rate Spread is retained by the Company. We reserve the right to apply a Loan Interest Rate Spread of between 0.0% and up to 3.0% per annum;
- **Early Withdrawal Charge.** Loans are subject to an applicable early withdrawal charge; and
- **Loan Processing Fee.** We reserve the right to charge a loan processing fee not to exceed $25.

Requests

If you are eligible to obtain a loan, you may request one by properly completing a loan request form and submitting it to Customer Service. Read the terms of the loan agreement before submitting any request.

Repayment and Default on Loans

Loans may be repaid as described in the loan agreement, including paid in full at any time. Generally, on the day Customer Service receives a loan repayment in Good Order, the loan repayment will be allocated among the investment options according to the most recent allocation instructions we have on file. If we do not receive a loan repayment when due, the entire outstanding loan balance will be considered in default.

Processing of loan repayments (including pricing of such repayments) may be delayed for administrative reasons, including but not limited to submission of repayment without a proper loan coupon or where the amount of a repayment differs from the amount printed on the loan coupon. We may also refuse to accept certain forms of loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your loan repayment. **Please contact Customer Service for further information.**

To the extent that a loan remains in default and is not repaid in a timely manner as prescribed by Tax Code Section 72(p) and applicable regulations, the entire outstanding balance, including accrued interest will be reported as a taxable distribution on IRS Form 1099. The distribution may also be subject to tax penalties under Tax Code Section 72(t). To the extent a loan which has been reported as a distribution remains unpaid, it will continue to count against your future loan availability. The Loan Interest Rate Spread, if applicable, will continue to accrue until the loan is offset or you have a distributable event. Additionally, certain other tax rules apply to distributions from the Contract. **See "FEDERAL TAX CONSIDERATIONS – Distributions – General" for additional information.**

FEDERAL TAX CONSIDERATIONS

Introduction

The Contracts described in this prospectus are designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contracts. The U.S. federal income tax treatment of the Contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:
- Your tax position (or the tax position of the Beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contracts or transactions involving the Contracts; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Types of Contracts: Nonqualified or Qualified

The Contracts described in this prospectus may be purchased on a non-tax-qualified basis ("Nonqualified Contracts") or on a tax-qualified basis ("Qualified Contracts").

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to Contracts funding qualified plans. You may not deduct the amount of your Purchase Payments to a Nonqualified Contract. Rather, Nonqualified Contracts are purchased with after tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals and/or employers whose Purchase Payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b), 408, 408A or 457(b) of the Tax Code. **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a Natural Person (in other words, an individual) you will generally not be taxed on increases in the value of a Nonqualified Contract until a distribution occurs or until Income Phase payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to collaterally assign or pledge any portion of the Account Value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a Nonqualified Contract the investments of the Funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury in Reg. Sec. 1.817-5, which affects how the Funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements because a Subaccount's corresponding Fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such requirements and rulings, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a proportional share of the assets of the Separate Account;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires a Nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the contract is not a Natural Person (in other words, is not an individual), a Nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the Purchase Payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-Natural Person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a Natural Person, a change in the annuitant is treated as the death of the contract owner for purposes of the required distribution rules described above; and

- **Delayed Income Phase Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a Nonqualified Contract occurs before the contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. A market value adjustment, if applicable, could increase the contract value. Investment in the contract is generally equal to the amount of all Purchase Payments to the contract, plus amounts previously included in your gross income as the result of certain loans, collateral assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a Nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a Nonqualified Contract may be subject to a penalty tax equal to 10% of the amount treated as income. In general, however, there is no penalty tax on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-Natural Person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty tax does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will generally carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of an annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract may be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty tax. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, reports or recognizes a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each Income Phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Income Phase payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Income Phase payments, as determined when Income Phase payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent Income Phase payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity contract, provided that annuity payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Different distribution requirements apply if your death occurs:
- After you begin receiving Income Phase payments under the Contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving Income Phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving Income Phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2022, your entire balance must be distributed by August 31, 2027. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

If the designated Beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-Natural Person and the primary Annuitant dies or is changed, the same rules apply as outlined above for the death of a contract owner.

Generally, amounts distributed from a Contract because of your death or the death of the Annuitant prior to the time Income Phase payments begin are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as Income Phase payments.

Special rules may apply to amounts distributed after a Beneficiary has elected to maintain the Account Value and receive payments.

If the death occurs after Income Phase payments begin, a guaranteed period exists under the Income Phase option selected, and the Annuitant dies before the end of that period, payments made for the remainder of that period are includible in income as follows:
- If distributed in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the Contract at that time; or
- If distributed in accordance with the existing annuity option selected, they are fully excluded from income until the remaining investment in the Contract is deemed to be recovered, and all payments thereafter are fully includible in income.

Some Contracts offer a death benefit that may exceed the greater of the Purchase Payments and the Account Value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Collateral Assignments, Pledges, Gratuitous Transfers and Other Issues. A pledge or collateral assignment (or agreement to pledge or collaterally assign) any portion of the contract value of a Nonqualified Contract is treated as a distribution of such amount or portion. If the entire contract value is pledged or collaterally assigned, subsequent increases in the contract value are also treated as distributions for as long as the pledge or collateral assignment remains in place. The investment in the Contract is increased by the amount includible in income with respect to such pledge or collateral assignment, though it is not affected by any other aspect of the pledge or collateral assignment (including its release).

If an owner transfers a Nonqualified Contract without adequate consideration (a gratuitous transfer) to a person other than the owner's spouse (or to a former spouse incident to a divorce), the owner must include in income the difference between the "cash surrender value" and the investment in the contract at the time of the transfer. In such case, the transferee's investment in the contract will be increased to reflect the amount that is included in the transferor's income. The exceptions for transfers to an owner's spouse or former spouse are limited to individuals who are treated as spouses under federal law.

The designation of an Annuitant or payee other than an owner may result in certain tax consequences to you that are generally not discussed herein.

Anyone contemplating any pledges, collateral assignments, gratuitous transfers, or other designations, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity Contracts or otherwise.

Net Investment Income Tax. A net investment income tax of 3.8% will apply to some types of investment income. This tax will apply to all taxable distributions from Nonqualified Contracts. This tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly or a qualifying widow(er) with dependent child, $125,000 in the case of married couples filing separately, and $200,000 for all others.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect or if payment is made outside of the U.S. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact your sales representative or call Customer Service.

If the payee is a non-resident alien, then U.S. federal withholding on taxable distributions will generally be at a 30% rate, unless a lower tax treaty rate applies. We may require additional documentation prior to processing any requested transaction.

If the payee of a distribution from the Contract is a foreign financial institution ("FFI") or a non-financial foreign entity ("NFFE") within the meaning of the Tax Code as amended by the Foreign Account Tax Compliance Act ("FATCA"), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the Contract or the distribution. The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the Contract.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **401(a) and 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the Purchase Payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements;** and
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account.

The Company may offer or have offered the Contract for use with certain other types of qualified plans. Please see your Contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA or eligible plan. Individuals may convert an IRA, SEP or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. **457(b) plans of governmental employers**, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their Beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract, the specific terms and conditions of the Qualified Contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on Income Phase (i.e., annuity) payments from a Qualified Contract, depends on the type of Qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contracts described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract Owners, sponsoring employers, participants, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract Owners, sponsoring employers, participants, Annuitants and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime Income Phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.

401(a), 401(k) and 403(b) Plans. The total annual contributions by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $58,000 (as indexed for 2022. Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $19,500 (as indexed for 2022). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $19,500 (as indexed for 2022). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), 403(b) or governmental 457(b) plan who is at least age 50 by the end of the participant's taxable year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($39,000); or (b) basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2022, the contribution to your traditional IRA cannot exceed the lesser of $6,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2022, the contribution to a Roth IRA cannot exceed the lesser of $6,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a contract including withdrawals, Income Phase (i.e., annuity) payments, and death benefit proceeds. If a portion of a distribution is taxable, the distribution will be reported to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are generally taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated Beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal; or
- Otherwise not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans) or Roth IRA and taxable amounts from a governmental 457(b) plan that are attributable to amounts transferred from a qualified plan or IRA.

Exceptions to the 10% additional tax may apply if:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your Beneficiary;
- The distribution amount is rolled over tax free into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is a qualified birth or adoption distribution;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters;
- You have unreimbursed medical expenses that are deductible (without regard to whether you itemized deductions);
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses;
- You use the distribution to buy, build or rebuild a first home;
- You have separated from service with the Plan Sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the Plan Sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth 403(b) and Roth IRA. A partial or full distribution of Purchase Payments to a Roth 403(b) or a Roth IRA account and earnings credited on those Purchase Payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your Beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated Beneficiary.

Distributions – Eligibility

Distributions from qualified plans (as described in this prospectus) generally may occur only upon the occurrence of certain events. The terms of your plan will govern when you are eligible to take a distribution from the plan. The following describes circumstances when you may be able to take a distribution from certain more common types of plans.

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions generally may occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 59½; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, generally may occur only upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (for 2018 and earlier, contributions only, not earnings); or
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Subject to the terms of your 403(b) plan, distribution of certain salary reduction contributions and earnings generally may occur only upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- The birth or adoption of a child;
- Financial hardship (contributions only, not earnings);
- Termination of the plan; or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Section 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

Before we process a withdrawal request we generally are required to confirm with your 403(b) Plan Sponsor or otherwise that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

457(b) Plans. Under 457(b) plans, distributions may generally not be made available to you earlier than:

- The calendar year you attain age 59½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), 403(b), 457(b) Plans and IRAs)

To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- The start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949) or in the case of an employer-sponsored plan, April 1 of the calendar year following the calendar year in which you retire, whichever occurs later, unless:

- Under 401(a), 401(k) and 403(b) plans that are not governmental or church plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 72 (age 70½ if born before July 1, 1949); or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. You must receive distributions from the Contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before Income Phase (i.e., annuity) payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If Income Phase payments have begun under an annuity option that satisfies the Tax Code Section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract or certificate.

Required Distributions Upon Death (401(a), 401(k), 403(b), 457(b) Plans, IRAs and Roth IRAs)

Upon your death, any remaining interest in a 401(a), 401(k), 403(b) or 457(b) plan and IRA or Roth IRA must be distributed in accordance with federal income tax requirements under Section 401(a)(9) of the Tax Code. The death benefit provisions of your Contract will be interpreted to comply with those requirements. The post-death distribution requirements were amended, applicable generally with respect to deaths occurring after 2019, by the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act"), which was part of the larger Further Consolidated Appropriations Act, 2020. The post-death distribution requirements under prior law continue to apply in certain circumstances.

Prior Law. Under prior law, if an employee under an employer sponsored retirement plan dies prior to the required beginning date, the remaining interest must be distributed (1) within five years after the death (the "five-year rule"), or (2) over the life of the designated Beneficiary, or over a period not extending beyond the life expectancy of the designated Beneficiary, provided that such distributions commence within one year after death (the "lifetime payout rule"). If the employee dies on or after the required beginning date (including after the date distributions have commenced in the form of an annuity), the remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death (the "at-least-as-rapidly rule").

The New Law. Under the new law, if you die after 2019, and you have a designated Beneficiary, any remaining interest must be distributed within ten years after your death, unless the designated Beneficiary is an eligible designated Beneficiary ("EDB") or some other exception applies. A designated Beneficiary is any individual designated as a Beneficiary by the employee. An EDB is any designated Beneficiary who is (1) your surviving spouse, (2) your minor child, (3) disabled, (4) chronically ill, or (5) an individual not more than ten years younger than you. An individual's status as an EDB is determined on the date of your death. This ten-year post-death distribution period applies regardless of whether you die before your required beginning date or you die on or after that date (including after distributions have commenced in the form of an annuity). However, if the Beneficiary is an EDB and the EDB dies before the entire interest is distributed under this ten-year rule, the remaining interest must be distributed within ten years after the EDB's death (i.e., a new ten-year distribution period begins).

Instead of taking distributions under the new ten-year rule, an EDB can stretch distributions over life, or over a period not extending beyond life expectancy, provided that such distributions commence within one year of your death, subject to certain special rules. In particular, if the EDB dies before the remaining interest is distributed under this stretch rule, the remaining interest must be distributed within ten years after the EDB's death (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years). In addition, if your minor child is an EDB, the child will cease to be an EDB on the date the child reaches the age of majority, and any remaining interest must be distributed within ten years after that date (regardless of whether the remaining distribution period under the stretch rule was more or less than ten years).

If your Beneficiary is not an individual, such as a charity, your estate, or in some cases a trust, any remaining interest after your death generally must be distributed under prior law in accordance with the five-year rule or the at-least-as-rapidly rule, as applicable (but not the lifetime payout rule). However, if your Beneficiary is a trust and all the Beneficiaries of the trust are individuals, the new law may apply pursuant to special rules that treat the Beneficiaries of the trust as designated Beneficiaries, including special rules allowing a Beneficiary of a trust who is disabled or chronically ill to stretch the distribution of their interest over their life or life expectancy in some cases. You should consult a professional tax adviser about the federal income tax consequences of your Beneficiary designations, particularly if a trust is involved.

More generally, the new law applies if you die after 2019, subject to several exceptions. In particular, if you are an employee under a governmental plan, such as a governmental 457(b) plan, the new law applies to your interest in that plan if you die after 2021. In addition, if your plan is maintained pursuant to one or more collective bargaining agreements, the new law generally applies to your interest in that plan if you die after 2021 (unless the collective bargaining agreements terminate earlier).

In addition, the new post-death distribution requirements generally do not apply if the employee died prior to January 1, 2020. However, if the designated Beneficiary of the deceased employee dies after January 1, 2020, any remaining interest must be distributed within ten years of the designated Beneficiary's death. Hence, this ten-year rule generally will apply to a Contract issued prior to 2020 which continues to be held by a designated Beneficiary of an employee who died prior to 2020.

It is important to note that under prior law, Income Phase payments that commenced under a method that satisfied the distribution requirements while the employee was alive could continue to be made under that method after the death of the employee. Under the new law, however, if you commence taking distributions in the form of an annuity that can continue after your death, such as in the form of a joint and survivor annuity or an annuity with a guaranteed period of more than ten years, any distributions after your death that are scheduled to be made beyond the applicable distribution period imposed under the new law might need to be accelerated at the end of that period (or otherwise modified after your death if permitted under federal tax law and by us) in order to comply with the new post-death distribution requirements.

Certain transition rules may apply. Please consult your tax adviser.

Start Dates for Spousal Beneficiaries. Under the new law, as under prior law, if your Beneficiary is your spouse, your surviving spouse can delay the application of the post-death distribution requirements until after your surviving spouse's death by transferring the remaining interest tax-free to your surviving spouse's own IRA.

The post-death distribution requirements are complex and unclear in numerous respects. The Internal Revenue Service and U.S. Department of the Treasury have issued very little guidance on the new law. In addition, the manner in which these requirements will apply will depend on your particular facts and circumstances. You may wish to consult a professional tax adviser for tax advice as to your particular situation.

Withholding

Taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain other distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-Resident Aliens. If you or your designated Beneficiary is a non-resident alien, any withholding will generally be 30% based on the individual's citizenship, the country of domicile and tax treaty status.

In-Plan Roth Rollovers

Tax Code Section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of Purchase Payments made by salary reduction to a Roth account and earnings credited on those Purchase Payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "**Qualified Distributions – Roth 403(b) and Roth IRA**" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), 403(b) and 457(b) Plans. Your beneficial interest in the Contract may not be assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Enhanced Death Benefits

The Contract offers an optional benefit that offers a death benefit that may exceed the greater of Purchase Payments and the Account Value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult with your tax and/or legal adviser about the tax consequences of enhanced death benefits. This optional benefit is not available for contracts issued in the States of Texas and Vermont.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's death benefit and any joint-life coverage under a living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased owner and the owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the Separate Account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the Separate Account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the Separate Account. In this case we may impose a charge against a separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the Separate Account, including from your Contract value invested in the Subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including Separate Account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the Separate Account because (1) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law; and (2) we do not currently include Company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

OTHER TOPICS

Contract Distribution

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the Contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sold the Contracts through licensed insurance agents who are/were registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicited sales of the Contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by Contract Holders or the Separate Account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the Contracts.

Compensation Arrangements. Registered representatives who offered and sold the Contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given Purchase Payment ranges from 0.0% to a maximum of 6.5% of the payments to a Contract. Asset-based compensation of up to 1.0% may also be paid.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Commissions and annual payments, when combined, could exceed 6.5% of total Purchase Payments. These other promotional incentives or payments may not be offered to all distributors and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with Purchase Payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when Funds advised by the Company or its affiliates ("affiliated Funds") are selected by a Contract Holder than when unaffiliated Funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in Funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the Contracts or if the overall amount of investments in the Contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of Purchase Payments received under the Contracts or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new Contracts or retain existing Contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of Contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling Contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of Purchase Payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of Purchase Payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contracts.

The following is a list of the top 25 distributors that, during 2022, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received: **[To be updated by Amendment.]**

1. GWN Securities, Inc.;
2. Lincoln Investment Planning, Inc.;
3. Voya Financial Advisors, Inc.;
4. CUSO Financial Services, L.P.;
5. LPL Financial LLC;
6. PlanMember Securities Corporation;
7. Equitable Advisors, LLC;
8. Royal Alliance Associates, Inc.;
9. SagePoint Financial, Inc.;
10. Cetera Investment Services LLC;
11. Securities America, Inc.;
12. Raymond James Financial Services, Inc.;
13. GLP Investment Services, LLC;
14. Capital Investment Group, Inc.;
15. AON Securities LLC;
16. Cetera Advisor Networks LLC;
17. OneAmerica Securities, Inc.;
18. CoreCap Investments, Inc.;
19. Centaurus Financial, Inc.;
20. T. S. Phillips, Inc.;
21. SA Stone Wealth Management, Inc.;
22. Cabot Lodge Securities, LLC;
23. Woodbury Financial Services, Inc.;
24. Oppenheimer & Co. Inc.; and
25. Ameritas Investment Company, LLC

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the Fund when the order was executed and the price of the Fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Contract Owners, insureds, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract Owners are urged to keep their own, as well as their Beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Account Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or or processing these transactions beyond the seven permitted days, under any of the following circumstances:

- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the Subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of Investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Reports to Owners

At least once in each Account Year we will provide you with a statement of your Account Value and, if appropriate, any outstanding loan balance. If you elect to receive your statements electronically, we will send you a notification email informing you that your statement is available online. Otherwise, written statements will be mailed to the last known address of record. Confirmation of every financial transaction made under the Contract will be made immediately; however, confirmation of periodic payments made through salary reduction arrangements will be made quarterly.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call Customer Service if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each Contract in all future mailings.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Voya Financial Partners, LLC's ability to distribute the Contract or upon the Separate Account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account N and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information. To request a free Statement of Additional Information, please contact Customer Service.

APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at [insert the appropriate website]. You can also request this information at no cost by calling Customer Service at 1-877-884-5050 or by sending an email request to [insert email address].

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund's past performance is not necessarily an indication of future performance.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks growth of capital.	**American Funds Insurance Series® – Growth Fund** **Investment Adviser:** Capital Research and Management Company^{SM}	Class 2 []%	[]%	[]%	[]%
Seeks long-term growth of capital and income.	**American Funds Insurance Series® – Growth-Income Fund** **Investment Adviser:** Capital Research and Management Company^{SM}	Class 2 []%	[]%	[]%	[]%
Seeks long-term growth of capital.	**American Funds Insurance Series® – International Fund** **Investment Adviser:** Capital Research and Management Company^{SM}	Class 2 []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Fidelity® VIP Contrafund^{SM} Portfolio** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial Class []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	**Fidelity® VIP Equity-Income Portfolio**^{SM} **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial Class []%	[]%	[]%	[]%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	**Fidelity® VIP Government Money Market Portfolio** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial Class []%	[]%	[]%	[]%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	**Fidelity® VIP Index 500 Portfolio** **Investment Adviser:** Fidelity Management & Research Company LLC **Subadviser:** Geode Capital Management, LLC	Initial Class []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks as high a level of current income as is consistent with the preservation of capital.	**Fidelity® VIP Investment Grade Bond Portfolio** **Investment Adviser:** Fidelity Management & Research Company LLC ("FMR") **Subadvisers:** FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	Initial class []%	[]%	[]%	[]%
Seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small-capitalization companies.	**Franklin Small Cap Value VIP Fund** **Investment Adviser:** Franklin Mutual Advisers, LLC	Class 2 []%	[]%	[]%	[]%
Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.	**Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio** **Investment Adviser:** Lord, Abbett & Co. LLC	Class VC []%	[]%	[]%	[]%
Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.	**Neuberger Berman AMT Sustainable Equity Portfolio** **Investment Adviser:** Neuberger Berman Investment Advisers LLC	Class I []%	[]%	[]%	[]%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	**PIMCO Real Return Portfolio** **Investment Adviser:** Pacific Investment Management Company LLC	Administrative Class []%	[]%	[]%	[]%
Maximize total return through a combination of income and capital appreciation.	**Pioneer High Yield VCT Portfolio** **Investment Adviser:** Amundi Asset Management US, Inc.	Class I []%	[]%	[]%	[]%

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* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.	**Voya Balanced Portfolio**[12] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term capital growth and current income.	**Voya Global High Dividend Low Volatility Portfolio**[13] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks high level of current income consistent with the preservation of capital and liquidity.	**Voya Government Liquid Assets Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	**Voya Growth and Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide Investors with a high level of current income and total return.	**Voya High Yield Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

---

* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[12] Effective December 19, 2007, this Fund was closed to new investments (including loan repayments) and any transfers from other investment options.

[13] This Fund employs a managed volatility strategy. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds with Managed Volatility Strategies" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	**Voya Index Plus LargeCap Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	**Voya Index Plus MidCap Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	**Voya Index Plus SmallCap Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	**Voya Intermediate Bond Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

---

* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

PRO.100209-22   68

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks maximum total return.	**Voya International High Dividend Low Volatility Portfolio**[14] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co., LLC	Class I []%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	**Voya International Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
A *non-diversified* Fund that seeks long-term capital growth.	**Voya Large Cap Growth Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term growth of capital and current income.	**Voya Large Cap Value Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

---

* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.
[14] This Fund employs a managed volatility strategy. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds with Managed Volatility Strategies" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	**Voya Limited Maturity Bond Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Voya MidCap Opportunities Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	**Voya Russell™ Large Cap Growth Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	**Voya Russell™ Large Cap Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%

---

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	**Voya Russell™ Mid Cap Growth Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class S []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Voya SmallCap Opportunities Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2025 Portfolio**[15] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class S []%	[]%	[]%	[]%

---

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[15]   This Fund is structured as a Fund of Funds that invests directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds of Funds" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2035 Portfolio**[16] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class S []%	[]%	[]%	[]%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution 2045 Portfolio**[16] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class S []%	[]%	[]%	[]%
Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	**Voya Solution Income Portfolio**[16] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class S []%	[]%	[]%	[]%

---

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.
[16]   This Fund is structured as a Fund of Funds that invests directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds of Funds" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.	**Voya Strategic Allocation Conservative Portfolio**[17] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide capital appreciation.	**Voya Strategic Allocation Growth Portfolio**[17] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).	**Voya Strategic Allocation Moderate Portfolio**[17] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks total return.	**Voya U.S. Stock Index Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Class I []%	[]%	[]%	[]%
Seeks long-term capital growth. Income is a secondary objective.	**VY® American Century Small-Mid Cap Value Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Class S []%	[]%	[]%	[]%

---

* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[17] This Fund is structured as a Fund of Funds that invests directly in shares of underlying Funds. **See "THE INVESTMENT OPTIONS –** *The Variable Investment Options* **– Funds of Funds" for more information.**

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks capital appreciation.	**VY® Baron Growth Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Class S []%	[]%	[]%	[]%
Seeks high total return consisting of capital appreciation and current income.	**VY® Clarion Global Real Estate Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Class I []%	[]%	[]%	[]%
Seeks total return consisting of long-term capital appreciation and current income.	**VY® Columbia Contrarian Core Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Class S []%	[]%	[]%	[]%
Seeks capital growth and income.	**VY® Invesco Comstock Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class I []%	[]%	[]%	[]%
Seeks total return consisting of long-term capital appreciation and current income.	**VY® Invesco Equity and Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class I []%	[]%	[]%	[]%
Seeks capital appreciation.	**VY® Invesco Global Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class I []%	[]%	[]%	[]%

---

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks long-term growth of capital and income.	**VY® Invesco Growth and Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Class S []%	[]%	[]%	[]%
Seeks capital appreciation.	**VY® JPMorgan Emerging Markets Equity Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Class S []%	[]%	[]%	[]%
Seeks growth from capital appreciation.	**VY® JPMorgan Mid Cap Value Portfolio**[18] **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Class S []%	[]%	[]%	[]%
Seeks capital growth over the long term.	**VY® JPMorgan Small Cap Core Equity Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Class S []%	[]%	[]%	[]%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	**VY® T. Rowe Price Capital Appreciation Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class S []%	[]%	[]%	[]%

---

*   Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

[18]   Effective May 1, 2017, Class I shares of the VY® JPMorgan Mid Cap Value Portfolio, which was previously closed to new Investors, was reopened and is currently available as an investment option.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)		
			1 Year	5 Years	10 Years
Seeks long-term capital appreciation.	**VY® T. Rowe Price Diversified Mid Cap Growth Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class I []%	[]%	[]%	[]%
Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.	**VY® T. Rowe Price Equity Income Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class I []%	[]%	[]%	[]%
A *non-diversified* Fund that seeks long-term growth through investments in stocks.	**VY® T. Rowe Price Growth Equity Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class I []%	[]%	[]%	[]%
Seeks long-term growth of capital.	**VY® T. Rowe Price International Stock Portfolio** **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Class I []%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Wanger Select** **Investment Adviser:** Columbia Wanger Asset Management, LLC	[]%	[]%	[]%	[]%
Seeks long-term capital appreciation.	**Wanger USA** **Investment Adviser:** Columbia Wanger Asset Management, LLC	[]%	[]%	[]%	[]%

---

* Current Expenses are each Fund's total annual operating expenses as reported in the Fund's prospectus.

APPENDIX B: THE FIXED ACCOUNTS

The Fixed Account A, Fixed Account B and Fixed Account C (collectively the "Fixed Accounts") are investment available during the Accumulation Phase. All or a portion of your Purchase Payments may be allocated to the Fixed Accounts. Amounts allocated to the Fixed Accounts are held in the Company's General Account which supports insurance and annuity obligations.

> Additional information about these options may be found in the Contract.

General Disclosure

Interests in the Fixed Accounts have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the Fixed Accounts have not been registered as investment companies under the Investment Company Act of 1940. Disclosure in this prospectus about the Fixed Accounts is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

Interest Rates

- The Fixed Accounts have an interest rate that is set periodically by the Company. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and Income Phase payment. The minimum guaranteed interest rate is set forth in the Contract. The Company, may credit interest in excess of the guaranteed rate. Amounts applied to the Fixed Accounts are guaranteed to earn the interest rate in effect at the time money is applied for 12 months from the date a Purchase Payment is received. Subsequent interest rates for that amount are credited with excess interest at the rates in effect for the then current 12-month period. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims paying ability.
- The Company determines excess interest credits, if any, based on a number of factors, including, but not limited to, investment yield rates, taxes, contract persistency, other experience factors and Company profit objectives. In order to encourage new Purchase Payments or transfers, the Company may at certain times credit a higher initial interest rate to new Purchase Payments or transfers than it would otherwise credit based on other factors. As the Company resets interest rates beginning 12 months after a Purchase Payment or transfer is received, and annually thereafter, any higher initial interest rate credited may be discontinued at any time. The relatively higher initial interest rates are credited with the expectation that over time the Company will lower interest rates, or not raise them as quickly as it otherwise might, on those same Purchase Payments or transfers. Due to all of these factors, the initial interest rate may be higher than, and not representative of, the rates that will be credited in subsequent years for existing Purchase Payments or transfers.
- The Company is not aware of any statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various Contract Holders, Contract Owners and stockholders.

Transfers from the Fixed Accounts. Subject to the conditions applicable to transfers among Subaccounts, transfers of unloaned amounts from Fixed Account A may be made to the Subaccounts or to Fixed Account B any time during the Accumulation Phase. During the Income Phase transfers into or between the Fixed Accounts are not allowed.

Transfers of amounts in Fixed Account B to the Subaccounts or to Fixed Account A are subject to the following conditions:
- Transfers may only be made during a Reallocation Period which begins 30 days before and ends 30 days after an Account Anniversary and only one transfer may be made during such period ("Reallocation Period");
- Your request for transfer must be received by us no more than 30 days before the start of a Reallocation Period and no later than ten days before the end of a Reallocation Period;

- Transfer amounts may not exceed the greater of 25% of the Fixed Account B Account Value or $1,000 (if the balance in Fixed Account B after such transfer would be less than $1,000, the entire Account Value may be transferred); and
- Transfer amounts may not be less than $250 (if the balance in Fixed Account B is less than $250, the entire Account Value must be transferred).

Transfers of amounts in Fixed Account C are subject to the following conditions:
- Transfers must begin within 30 days of deposit and must be in substantially equal payments over a 12-month period. Transfers will occur any time before the 29th day of each month. You may instruct us on which day you want the transfer to occur;
- If additional Purchase Payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and transfers will be recalculated based on the remaining 12-month period;
- You may change the Subaccount(s) receiving Fixed Account C transfers by written request before the reallocation date. Only one transfer from Fixed Account C shall take place at any one time;
- If transfers from Fixed Account C are discontinued prior to the end of the 12-month period, the remaining balance of Fixed Account C will be reallocated as directed by you; and
- Transfers from Fixed Account C to Fixed Account A and Fixed Account B are not permitted.

Transfers into Fixed Account C from any Subaccount or from any other fixed option are not allowed.

After the start of the Income Phase, reserves supporting fixed Income Phase payments cannot be reallocated. We reserve the right to allow transfers from Fixed Account C in excess of the limits described above on a non-discriminatory basis.

Dollar Cost Averaging. Amounts you invest in the Fixed Accounts may be automatically transferred into the other investment options. Transfers from Fixed Account C to Fixed Account A and Fixed Account B are not permitted. Transfers from Fixed Account B (other than 100% of interest earned) or to Fixed Account C are not allowed. Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis. Interest earned on amounts invested in Fixed Account B may be automatically transferred into the other investment options. **See "THE CONTRACT – *Contract Provisions and Limitations* – Dollar Cost Averaging Program."**

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law. Withdrawals will be made on a last-in first-out basis (i.e., the most recent Purchase Payment and associated earnings on that Purchase Payment will be the first to be withdrawn from the Account Value, followed by the next most recent Purchase Payment and associated earnings, and so on).

Loans. Loans are not allowed from Fixed Account C. **See "LOANS."**

Charges. We do not make deductions from amounts in the Fixed Accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the Fixed Accounts will be reduced by any applicable early withdrawal charge and annual maintenance fee. **See "FEE TABLES" and "CHARGES AND FEES."**

Guarantee. We guarantee that the Account Value in the Fixed Accounts will not be less than the amount of Purchase Payments and transfers allocated to the Fixed Accounts, plus interest at the minimum guaranteed rate disclosed in the Contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the Fixed Accounts, less the sum of all annual administrative charges or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the Fixed Accounts.

HOW TO GET MORE INFORMATION

The Statement of Additional Information ("SAI") includes additional information about the Contract and the Separate Account, and is incorporated by reference into this prospectus. The SAI is available without charge, upon request, by calling us toll-free at 1-877-884-5050. You also can request other information and make other inquiries by calling that toll-free number.

Reports and other information about the Contract, the Company and the Separate Account are available on the SEC's website, www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SEPARATE ACCOUNT N
of
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information Dated May 1, 2022

VOYA ADVANTAGE^{SM}
INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
issued to

A Contract Owner, on a Nonqualified Basis, or to Qualified Retirement Plans Under Tax Code Sections 403(b), 408, 408A, 457 or to Nonqualified Contracts for use with Retirement Arrangements Under Tax Code Section 401

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus for the ReliaStar Life Insurance Company Contracts referenced above. The prospectus sets forth information that a prospective Investor ought to know before investing. You may obtain a free copy of the Prospectus, by either contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050 or by accessing the SEC's website at www.sec.gov.

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "Company," "we," "us" and "our") issues the Contracts described in this prospectus and is responsible for providing each Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our General Account. We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the Contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into the Company, and the Company assumed responsibilities for Northern's obligations under the Contracts.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge and administrative expense charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the Funds or affiliates of the Funds used as funding options under the Contract. **(See "CHARGES AND FEES" in the prospectus.)**

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "Contract(s)" refers only to those offered through the prospectus.

SEPARATE ACCOUNT N
(THE "SEPARATE ACCOUNT")

We established Separate Account N (the "Separate Account") on October 1, 2002, under the insurance laws of the State of Minnesota. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "Separate Account" under the federal securities laws. Prior to October 1, 2002, the Separate Account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under the insurance laws of the State of Washington. In connection with the merger of Northern Life Insurance Company and the Company, the Separate Account was transferred to the Company. The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

Purchase Payments to accounts under the Contract may be allocated to one or more of the available subaccounts and/or to any available Fixed Account (Fixed Account A, Fixed Account B and/or Fixed Account C). Amounts allocated to a Fixed Account are held in the Company's general account.

We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions, under all Contracts, or under all plans.

A complete description of each of the Funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the Funds.

SERVICES

Third Party Compensation Arrangements

Please be aware that:
- The Company may seek to promote itself and the Contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the Contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the Contract Holder, the Company may make payments to the Contract Holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

Experts

The statements of assets and liabilities of Separate Account N as of December 31, 2021, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, included in the Statement of Additional Information, have been audited by _____, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of _____ is _____.

PRINCIPAL UNDERWRITER

Effective January 1, 2004, the Contracts are distributed by Voya Financial Partners, LLC, the principal underwriter for the Contracts and an affiliate of the Company. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. Prior to January 1, 2004, the Contracts were distributed by Washington Square Securities, Inc., an affiliate of the Company. The Contracts are distributed through life insurance agents who are registered representatives of Voya Financial Partners, LLC or of other broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the Contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the section titled "CONTRACT PURCHASE AND PARTICIPATION."**

Compensation paid to the principal underwriter Voya Financial Partners, LLC for the years ending December 31, 2021, 2020 and 2019 amounted to $[X,XXX,XXX.XX], $3,002,070.44 and $3,826,240.58, respectively, in connection with the distribution of all registered variable annuity products issued by Separate Account N of the Company. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account N of the Company.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the Subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the Subaccounts or the Funds.

Standardized Average Annual Total Returns

We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the Subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the Separate Account or from the date the Fund was first available under the Separate Account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns

We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of an annual maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the Fund's inception date, if that date is earlier than the one we use for standardized returns.

INCOME PHASE PAYMENTS

When you begin receiving payments under the Contract during the Income Phase (see "**INCOME PHASE**" in the prospectus), the value of your account is determined using Accumulation Unit Values as of the tenth valuation before the first Income Phase payment is due. Such value (less any applicable premium tax charge) is applied to provide Income Phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the Contract show, for each option, the amount of the first Income Phase payment for each $1,000 of value applied. When you select variable income payments, your Account Value purchases Annuity Units ("Annuity Units") of the Separate Account Subaccounts corresponding to the Funds you select. The number of Annuity Units purchased is based on your Account Value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first Income Phase payment and subsequent Income Phase payments also vary depending on the assumed net investment rate of 3.0% per annum.

If the actual net investment rate on the assets of the Separate Account is equal to the assumed investment rate, Income Phase payments will remain level. If the actual net investment rate exceeds the assumed investment rate, Income Phase payments will increase. Conversely, if it is less, then the Income Phase payments will decrease.

When the Income Phase begins, the Annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first Income Phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "**THE CONTRACT –** *The Account Value*" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate Subaccount(s) (with a seven day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.0% per annum.

Example:

Assume that, at the date Income Phase payments are to begin, there are 3,000 Accumulation Units credited under a particular Contract or account and that the value of an Accumulation Unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the Contract provides, for the Income Phase payment option elected, a first monthly variable Income Phase payment of $6.68 per $1000 of value applied; the Annuitant's first monthly Income Phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first Income Phase payment was due was $13.400000. When this value is divided into the first monthly Income Phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate Subaccount is 1.0032737 as of the seventh valuation preceding the due date of the second monthly Income Phase payment, multiplying this factor by $1.0024331 = 1.0000810^{30}$ (to take into account 30 days of the assumed net investment rate of 3.0% per annum build into the number of Annuity Units determined above) produces a result of 1.000839. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.411237 for the valuation occurring when the second Income Phase payment is due.

The second monthly Income Phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.411237, which produces a payment of $273.78.

FINANCIAL STATEMENTS

Included in this SAI are the financial statements of Separate Account N and Voya Retirement Insurance and Annuity Company, as follows:

- Financial Statements of Separate Account N:
  - ▷ Report of Independent Registered Public Accounting Firm
  - ▷ Statements of Assets and Liabilities as of December 31, 2021
  - ▷ Statements of Operations for the year ended December 31, 2021
  - ▷ Statements of Changes in Net Assets for the years ended December 31, 2021 and 2020
  - ▷ Notes to Financial Statements
- Financial Statements – Statutory Basis – of ReliaStar Life Insurance Company:
  - ▷ Report of Independent Registered Public Accounting Firm
  - ▷ Balance Sheets – Statutory Basis – as of December 31, 2021 and 2020
  - ▷ Statements of Operations – Statutory Basis – for the years ended December 31, 2021, 2020 and 2019
  - ▷ Statements of Changes in Capital and Surplus – Statutory Basis – for the years ended December 31, 2021, 2020 and 2019
  - ▷ Statements of Cash Flows – Statutory Basis – for the years ended December 31, 2021, 2020 and 2019
  - ▷ Notes to Financial Statements – Statutory Basis –

  [Financial Statements to be filed in a Post-Effective Amendment to this Registration Statement.]

PART C
OTHER INFORMATION

Item 27. Exhibits

(a)	(1)	Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account N ("Registrant"). Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-120636), as filed on November 19, 2004.
	(2)	Resolution of the Executive Committee of the Board of Directors of Northern Life Insurance Company ("Depositor") Authorizing the Establishment of Separate Account One ("Registrant"). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
(b)		Not applicable
(c)	(1)	Distribution and Administrative Services Agreement between ING Financial Advisers, LLC and Depositor. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-100207), as filed on February 20, 2004.
	(2)	Amended Broker/Dealer Variable Annuity Compensation Schedule. Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 033-90474), as filed on November 5, 1999.
(d)	(1)	Individual Deferred Tax Sheltered Annuity Contract (Transfer Series). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(2)	Individual Deferred Annuity Contract (Transfer Series) for use with Non-Qualified Plans. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(3)	Individual Deferred Retirement Annuity Contract (Transfer Series). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(4)	Flexible Premium Individual Deferred Tax-Sheltered Annuity Contract. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(5)	Flexible Premium Individual Deferred Retirement Annuity Contract. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(6)	Flexible Premium Individual Deferred Annuity Contract (457 Variable Annuity Contract) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(7)	ERISA Endorsement. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 23, 1996.
	(8)	TSA Endorsement. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 28, 1997.
	(9)	Contract Data Page Form No. 13000 (FL-PBC) 2-95 for use with Form No. 13000 (FL) 2-95 in Florida. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997.
	(10)	Table of Sample Values Endorsement Form No. 13058 3-97 for use with Form No. 13000 (FL-PBC) 2-95 in Florida. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997.
	(11)	Roth IRA Endorsement. Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
	(12)	Fixed Account C Endorsement. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-90474), as filed on December 23, 1998.

(13)		Waiver Endorsement. Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 23, 1999.
(14)		Internal Revenue Code Section 457 Endorsement (13086 8-99). Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 25, 2001.
(15)		ReliaStar Endorsement (merger). Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-100207), as filed on October 24, 2002.
(16)		Endorsement 149468-09 to Form No. 13000 2-95. Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File No. 333-100208), as filed on April 28, 2009.
(17)		Endorsement 149854-08 to Form No. 13000 2-95. Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement on Form N-4 (File No. 333-100208), as filed on April 28, 2009.
(18)		Endorsement 03905 01-02 to the Flexible Premium Individual Deferred Annuity Contract (Retail Series - TSA) Form No. 13000 2-95 and 13004 2-95. Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-100208), as filed on April 12, 2012.
(19)		Endorsement 212397-20 SECURE-Defined Contribution. Incorporated by reference to Post-Effective Amendment No. 31 to Registration Statement on Form N-6, File No. 333-100209, as filed on April 20, 2021.
(e)		Contract Application Form (Transfer Series and Flex Series). Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-90474), as filed on April 20, 1998.
(f)	(1)	Amended Articles of Incorporation of Depositor. Incorporated by reference to Form S-6 Registration Statement of Select-Life Variable Account (File No. 333-18517), as filed on December 23, 1996.
	(2)	Amended Bylaws of Depositor. Incorporated by reference to Form S-6 Registration Statement of Select-Life Variable Account (File No. 333-18517), as filed on December 23, 1996.
(g)		Not applicable
(h)	(1)	Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
	(2)	Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
	(3)	Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(4)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V. Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(5)	Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC. Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(6)	Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation. Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.
(7)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8)	Amended and Restated Participation Agreement as of June 1, 2018 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Voya Financial Partners, LLC. Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2019.
(9)	Amended and Restated Administrative Services Agreement dated June 1, 2018, between Franklin Templeton Services, LLC, Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.
(10)	Rule 22c-2 Shareholder Information Agreement entered into as of June 1, 2018 among Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2019.
(11)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(12)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001, and by reference to Post-Effective Amendment No. 56 (File No. 333-01107), as filed on December 18, 2009.
(13)	Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(14) Fund Participation Agreement made and entered into as of August 8, 1997 by and among Northern Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997 and effective August 8, 1997.

(15) Service Agreement effective August 8, 1997 by and between Neuberger Berman Management Inc. and Northern Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-4 (File No. 033-90474), as filed on August 4, 1997 and effective August 8, 1997.

(16) Rule 22c-2 Agreement dated April 16, 2007 and effective as of October 16, 2007 between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 333-100207), as filed on October 1, 2007.

(17) Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(18) Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.

(19) Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(20) Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.

(21) Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(22) Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(23)   Fund Participation, Administrative and Shareholder Services Agreement, made and entered into as of July 25, 2016, and effective on the December 31, 2015, by and between ReliaStar Life Insurance Company, Voya Financial Partners, LLC, Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-6, File No. 333-100207, as filed on April 13, 2017.

(24)   Amendment No. 1, entered into on October 14, 2020 and effective as of January 1, 2020, to the Fund Participation, Administrative and Shareholder Service Agreement dated as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC, and Voya Investments Distributor LLC and each retail, insurance dedicated, registered investment company listed on Schedule A of the Agreement • Incorporated by reference to Post-Effective Amendment No. 73 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 5, 2021.

(25)   Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(26)   Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(27)   Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(28)   Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(j)   (1)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 333-100207), as filed on April 7, 2011.

(2)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-100209), as filed on April 15, 2014.

(3)   Amendment No. 2 made and entered into as of September 30, 2014 to the Intercompany Agreement dated as of December 22, 2010 by and among Voya Investment Management LLC (formerly ING Investment Management LLC) and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 333-100207), as filed on December 11, 2014.

(4)		Amendment No. 3 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4, File No. 333-100207, as filed on April 22, 2016.
(5)		Amendment No. 4 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4, File No. 333-100207, as filed on April 13, 2017.
(6)		Amendment No. 5 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4, File No. 333-100207, as filed on April 12, 2018.
(7)		Amendment No. 6 to the Intercompany Agreement between Voya Investment Management LLC and ReliaStar Life Insurance Company. Incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4, File No. 333-100207, as filed on April 12, 2018.
(k)		Opinion and Consent of Counsel **[To be added by Post-Effective Amendment.]**
(l)		Consent of Independent Registered Public Accounting Firm **[To be added by Post-Effective Amendment.]**
(m)		Not applicable
(n)		Not applicable
(o)	(1)	Not applicable
99.16		Powers of Attorney

Item 28. Directors and Officers of the Depositor* [Information to be updated by Post-Effective Amendment.]

Name and Principal Business Address	Positions and Offices with Depositor
Robert L. Grubka, 20 Washington Avenue South, Minneapolis, MN 55401	Director and President
Michael R. Katz, Work at Home, Pennsylvania	Director, Senior Vice President and Chief Financial Officer
Heather H. Lavallee, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Francis G. O'Neill, One Orange Way, Windsor, CT 06095-4774	Director, Senior Vice President and Chief Risk Officer
Michael S. Smith, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President
Larry N. Port, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci, One Orange Way, Windsor, CT 06095-4774	Senior Vice President, Treasurer and Chief Tax Officer
C. Landon Cobb, Jr., 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Matthew Toms, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President
Michele White, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Wayne M. Forlines, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President

Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Carol B. Keen, Work at Home, Florida	Vice President
Niccole A. Peck, 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Kyle A. Puffer, One Orange Way, Windsor, CT 06095-4774	Vice President and Appointed Actuary
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
John Thistle, 30 Braintree Hill Office Park, Floors 2-4, Braintree MA 02184	Vice President
Rajat P. Badhwar, One Orange Way, Windsor, CT 06095-4774	Chief Information Security Officer
Melissa A. O'Donnell, 20 Washington Avenue South Minneapolis, Minnesota 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant [Information to be updated by Post-Effective Amendment.]

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

09-30-2021

Voya Financial, Inc.
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Pen-Cal Administrators, Inc.
Non-Insurer (California) 94-2695108

Voya Services Company
Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

09/30/21

Page 1

Voya Benefits Company, LLC
Non-Insurer (Delaware) 83-0965809

Benefit Strategies, LLC
Non-Insurer (New Hampshire) 26-0003294

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Services (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*a)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

Voya Capital, LLC
Non-Insurer (Delaware) 86-1020892

Voya Funds Services, LLC
Non-Insurer (Delaware) 86-1020893

Voya Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744

Voya Investments, LLC
Non-Insurer (Arizona) 03-0402099

RiverRoch LLC (*b)
Non-Insurer (Delaware) 84-3548142

Oconee Real Estate Holdings LLC (*c)
Non-Insurer (Delaware) 85-1578755

Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

ILICA LLC
Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15365

Voya Custom Investments LLC
Non-Insurer (Delaware) 02-0488491

SLDI Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157

Security Life Assignment Corporation
Non-Insurer (Colorado) 84-1437826

IIPS of Florida, LLC
Non-Insurer (Florida)

09/30/21	Voya Special Investments, Inc. (*d) Non-Insurer (Delaware) 85-1775946
Page 4	VFI SLK Global Services Private Limited (*e) Non-Insurer (India)

[a] Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.

[b] RiverRoch LLC owned 53.7% by Voya Retirement Insurance and Annuity Company, owned 10.8% by ReliaStar Life Insurance Company, owned 10.8% by Security Life of Denver Insurance Company and owned 24.7% by Non-Affiliate Member.

[c] Oconee Real Estate Holdings LLC owned 30.4% by Voya Retirement Insurance and Annuity Company, owned 19% by ReliaStar Life Insurance Company, owned 8.6% by Security Life of Denver Insurance Company and owned 42% by Non-Affiliate Member.

[d] Voya Special Investments, Inc. owned 0.2% by Voya Financial, Inc., 49.9% by Voya Retirement Insurance and Annuity Company and 49.9% by ReliaStar Life Insurance Company.

[e] VFI SLK Global Services Private Limited owned 49% by Voya Financial, Inc. and owned 51% by SLK Software Services Private Limited.

Item 30. Indemnification [Information to be updated by Post-Effective Amendment.]

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016, provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter [Information to be updated by Post-Effective Amendment.]

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account B of VRIAC, Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie, Work at Home, Connecticut	Director
Andre D. Robinson, Work at Home, Pennslyvania	Director
Bridget J. A. Witzeman, Work at Home, Ohio	Managing Director
Rajat P. Badhwar, Work at Home, Virginia	Chief Information Security Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren, Work at Home, Connecticut	Chief Financial Officer
Frederick H. Bohn, Work at Home, Massachusetts	Assistant Chief Financial Officer
Francis G. O'Neill, Work at Home, Massachusetts	Senior Vice President and chief Risk Officer
Melissa A. O'Donnell, Work at Home, Minnesota	Secretary
M. Bishop Bastien, Work at Home, California	Vice President
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095-4774	Vice President
Gavin T. Gruenberg, Work at Home, California	Vice President
Mark E. Jackowitz, 22 Century Hill Drive, Suite 101, Latham, NY 12110	Vice President
Carol B. Keen, Work at Home, Florida	Vice President
George D. Lessner, Jr., Work at Home, Texas	Vice President
David J. Linney, 2925 Richmond Avenue, Suite 1200, Houston, TX 77098	Vice President
Laurie A. Lombardo, One Orange Way, Windsor, CT 06095-4774	Vice President
Benjamin Moy, Work at Home, Massachusetts	Vice President
Niccole A. Peck, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President and Assistant Treasurer

Kevin J. Reimer, Work at Home, Georgia   Vice President and Assistant Treasurer
Frank W. Snodgrass, Work at Home, Tennessee   Vice President
Tina M. Schultz, Work at Home, Minnesota   Assistant Secretary
Judson Bryant, Work at Home, Georgia   Tax Officer
Cindy S. Craytor, Work at Home, Georgia   Tax Officer
Andrew M. Kallenberg, Work at Home, Georgia   Tax Officer

(c) Compensation to Principal Underwriter during last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation*
Voya Financial Partners, LLC				$[XX,XXX,XXX.XX]

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account N of Voya Retirement Insurance and Annuity Company during 2021.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

> ReliaStar Life Insurance Company
> 20 Washington Avenue South
> Minneapolis, MN 55401

Item 33. Management Services

Not applicable

Item 34. Undertakings

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

ReliaStar Life Insurance Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 27th day of October 2021.


SEPARATE ACCOUNT N OF
RELIASTAR LIFE INSURANCE COMPANY
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: Robert L. Grubka*
      Robert L. Grubka
      President
      (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 32 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Robert L. Grubka* Robert L. Grubka	Director and President (principal executive officer)	
Michael R. Katz* Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
Heather H. Lavallee* Heather H. Lavallee	Director	October 27, 2021
Francis G. O'Neill* Francis G. O'Neill	Director	
  Mona Zielke	Director	
Charles P. Nelson* Charles P. Nelson	Director	
Michael S. Smith* Michael S. Smith	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ Peter M. Scavongelli
      Peter M. Scavongelli
      *Attorney-in-Fact

---

* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
27(k)	Opinion and Consent of Counsel [To be added by Post-Effective Amendment.]
27(l)	Consent of Independent Registered Public Accounting Firm [To be added by Post-Effective Amendment.]
99.16	Powers of Attorney